International Royalty Corporation

Independent Technical Report

Voisey's Bay Project Royalty,

Labrador, Canada

Prepared for:

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, Colorado USA 80112

+1.303.799.9015

Prepared by:

William J Crowl

Gustavson Associates, LLC

5757 Central Ave, Suite D

Boulder, Colorado USA 80301

+1.303.443.2209

Project No:  IRC001

October 29, 2004, Revised on February 1, 2005

Independent Technical Report

Voisey's Bay Project Royalty,

Labrador, Canada

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, Colorado USA 80112

+1.303.799.9015

Project Number IRC001

Gustavson Associates, LLC

5757 Central Ave, Suite D

Boulder, Colorado USA 80301

e-mail:  wcrowl@gustavson.com

web site: http://www.gustavson.com

Contact: William J Crowl

Telephone:  +1 (303) 443-2209

Fax:  +1 (303) 443-3156

October 29, 2004, Revised on February 1, 2005

_________________________

Gustavson Associates, LLC

Vice President, Mining

International Royalty Corporation

i

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

EXECUTIVE SUMMARY (Item 3)

Gustavson Associates, LLC (Gustavson”) was commissioned by International Royalty Corporation ("IRC") in October 2004 to prepare a Technical Report on its 2.7% NSR Royalty at the Voisey's Bay Project (the "Project") in Labrador Canada.  Inco Limited (“Inco”) holds a 100% equity interest in the Voisey’s Bay Project through its wholly-owned subsidiary, Voisey’s Bay Nickel Company Limited (“VBNC”).  Gustavson's opinion is contained herein and effective October 29, 2004.

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects.

However, this report has been prepared for a company which holds a royalty interest (not direct ownership) on the property.  Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated.  IRC therefore, is limited in amount of information and details it can disclose to that which is available in the public domain.  This report, therefore, relies primarily on information and data taken from a technical report dated August 31, 2003 (the “Inco Report”) prepared and filed by Inco in accordance with National Instrument 43-101 as well as general information available in the public domain.

The Inco Report presents freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port.  The Inco Report does not disclose smelting and refining costs.  With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of IRC’s royalty amounts.

This report presents gross revenues, and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable.  This report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the net smelter return royalty.

Cautionary Statement

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects.  Pursuant to an exemption order to be granted to the IRC by the Canadian securities regulatory authorities, the information contained herein with respect to the Project is primarily extracted from the Inco Report as well as general information available in the public domain including IRC’s complete database of public domain data, Inco Annual Reports, Inco Annual Information Forms, information available on the Inco website and information available on other websites.  Gustavson did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101:  (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Disclaimer Regarding Inco

Inco has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report.  No express or implied representation or warranty of any kind has been made by Inco that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised IRC that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey’s Bay Royalty, for valuing the Voisey’s Bay Royalty for purposes of an offering of securities or for any purpose other than Inco’s compliance with the technical requirements of NI 43-101.  Gustavson and IRC did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report.  IRC and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by IRC for purposes of evaluating a potential acquisition of the Voisey’s Bay Royalty or for any offering of securities of IRC.

The Inco Report is current only as of its effective date of August 31, 2003.  Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to IRC or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by IRC or otherwise.  Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to IRC or any other person for any use of the Inco Report.

No information came to Gustavson’s attention during their review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

IRC Royalty & Revenues

Archean Resources Limited (“ARL”) was granted a mortgage on certain of the mineral claims and licenses covering the Voisey’s Bay deposits in 1993 to secure the payment of a 3.0% net smelter royalty ("NSR") granted to it by Diamond Fields Resources Inc.

Prior to August, 2004, Archean Resources Limited ("ARL") was owned 50% by Mr. Christopher Verbiski and 50% by Mr. Albert Chislett.  On 16 August 2004 International Royalty Corporation ("IRC") agreed to acquire Mr. Chislett's and Mr. Verbiski's interest in ARL.  Through the purchase of ARL, IRC holds 100% interest in Voisey's Bay Holding Corporation ("VBHC").  Labrador Nickel Royalty Limited Partnership (“LNRLP”) is 92.5% held by VBHC and 7.5% held by Altius Mineral Corporation (“Altius”).  Altius also holds an option to acquire an additional 2.5% interest in LNRLP from VBHC.  This report assumes that Altius has exercised its option and that VBHC owns 90% of the LNRLP.  IRC's indirect interest in the NSR held by LNRLP is therefore 90% of 3.0% or 2.7% of the NSR.

IRC developed a 13-year projection financial model to estimate its royalty income at a CAD$:US$ exchange rate of 0.75:1.  The model is based upon ore reserves and technical-

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

economic and financial parameters available in the public domain and to IRC from its financial and legal advisors.  IRC’s market price assumptions used in the analysis are shown in Table 1.  IRC believes these parameters reflect current market trends.

Table 1:  Assumptions Used for Royalty Calculation

Parameter	Metal Price
Market Price
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

The Voisey’s Bay Royalty is expected to begin paying during the first quarter of 2006.  During the first 13 years of operations, the Voisey’s Bay property is expected to make payments on the Voisey’s Bay Royalty ranging from CAD$17.53 to CAD$26.75 million per year, averaging CAD$20.50 million per year on a pre-tax basis.

IRC royalty revenues, including the effect of changes in nickel price and exchange rate, for 2006 and 2007 have been estimated and the results are shown in Table 2.  Table 3 displays the sensitivity of the revenues to changes in the Smelting, Refining and Transportation Costs and Table 4 shows the sensitivity of the Revenues to changes in the Annual Production Throughput.  Tables 3 and 4 assume a Base Case of US$5.00 Ni price and a CAD$:US$ exchange rate of 0.82:1 (approximating current exchange conditions).

The values shown in the tables are net of the 20% Labrador withholding tax but are pre- provincial and federal tax.

Table 2:  IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

	2006 Ni Price (US$/Lb)					2007 Ni Price (US$/Lb)
Exchange Rate (US/CAD)	$3.00	$4.00	$5.00	$6.00	$7.00	$3.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)					Revenues (CAD$ millions)
0.75	10.23	13.19	16.14	19.10	22.05	13.55	17.47	21.40	25.32	29.24
0.80	9.59	12.36	15.13	17.90	20.67	12.70	16.38	20.06	23.74	27.42
0.85	9.03	11.64	14.24	16.85	19.45	11.95	15.42	18.88	22.34	25.80
0.90	8.52	10.99	13.45	15.91	18.37	11.29	14.56	17.83	21.10	24.37

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Table 3:  Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)
Sensitivity	2006	2007
-20%	15.28	20.25
-15%	15.15	20.08
-10%	15.02	19.91
-5%	14.89	19.74
0% Base	14.76	19.57
+5%	14.63	19.40
+10%	14.51	19.23
+15%	14.38	19.06
+20%	14.25	18.89

Table 4:  Royalty Revenue Sensitivity to Changes in Annual Production Throughput

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)
Sensitivity	2006	2007
-20%	11.88	15.74
-15%	12.60	16.70
-10%	13.32	17.66
-5%	14.04	18.61
0% Base	14.76	19.57
+5%	15.48	20.53
+10%	16.21	21.48
+15%	16.93	22.44
+20%	17.65	23.40

Description & Location

The Voisey’s Bay Project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey’s Bay.  The nearest communities are Nain, approximately 35 km northeast, and Natuashish, approximately 80 km southeast. The property is 330 km north of Happy Valley-Goose Bay, in south-central Labrador, and 900 km north-northwest of St. John’s, the capital of the Province.

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by Reid, Ikadlivik and Kogluktokoluk brooks, which empty through rocky, steep-sided valleys into Voisey’s Bay. Elevations on the Main Block extend from sea level to 175m at Discovery Hill and to 225m at the Eastern Deeps. Maximum elevations in the area of the Voisey’s Bay Project are found at Anaktalak Bay, with hills up to 500m.

The Voisey’s Bay Project is located at a remote site. There are no existing services, such as roads or power, and substantial infrastructure will need to be constructed for the development and operation of the Voisey’s Bay Project. During the shipping season

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(June to December), the nearest community, Nain, is serviced by coastal freighter. At present, the temporary dock at Anaktalak Bay has no facilities for loading and unloading materials or equipment from large, ocean-going ships and can only accommodate small ships and barges.

The Province has issued nine mineral licenses consisting of a total of 1,978 claims (49,450 ha) to VBNC, which cover the main claim block (the “Main Block”) of the Voisey’s Bay Project.  Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of twenty years.

The Province has also issued a mining lease to VBNC for a period of 25 years effective September 30, 2002 covering approximately 1,600 hectares.  The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and development in, on or under the lands, or part of the lands, at Voisey’s Bay covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Government of the Province (the “Development Agreement”).

Geology & Mineralization

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks. The major structural feature in the region is a north-south-trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic-age Churchill Province gneisses to the west. The crustal suture was formed more than 1,800 Ma ago.

The VBI occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dyke, commonly referred to as the “feeder dyke” or “conduit.” It extends north of the Eastern Deeps chamber as a thin, flat-lying, body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The “conduit” ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 metres. The feeder dyke joins the two chambers.

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three types are interfingered and cannot be correlated as distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphide. The contact between the massive sulphide and disseminated sulphide is sharp with very little inter-fingering.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800m along a west-northwest axis and a maximum width of 350m, narrowing to less than 50m at its northwestern end. The maximum vertical depth of the Ovoid deposit

February, 2005

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

approaches 120m. A thin, initially north-dipping feeder dyke extends from the base of the Ovoid, but this dip reverses and eventually dips to the south.

The feeder dyke forms an incomplete marginal skin, 0-20m thick, of variably net- to leopard-textured mineralized troctolite and basal breccia with disseminated sulphides. This marginal skin surrounds a core of massive sulphide mineralization approximately 350m in diameter and up to 120m thick.

Toward the western extension of the Ovoid, the deposit becomes more elongate or trough-like in transition to the more dyke-like form of the Discovery Hill deposit. The sequence of troctolite intrusion and sulphide deposit is more complete than in the Ovoid deposit. The upper or northern margin of the intrusion in this area consists of unmineralized gabbroic to troctolitic material, either in chilled contact with the overlying gneiss or as a breccia of intrusive and gneiss fragments. Sulphide content increases abruptly downwards into a zone of net- and leopard-textured troctolite with some massive sulphide veins and segregations. Sulphides within this unit are dominantly finer-grained, net-textured and have leopard textures. A large lens of massive sulphide, spatially distinct from the massive sulphide in the Ovoid deposit, occupies the central portion of the Mini-Ovoid deposit and overlies weakly mineralized basal breccia along the lower or southern contact.

The base of the Mini-Ovoid deposit merges into the feeder dyke, which dips about 70º to the north at this location.

In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccia extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps chamber. Immediately southeast of the Ovoid deposit, the troctolite broadens into the main troctolite intrusion called the Eastern Deeps chamber, host to the Eastern Deeps deposit. The area known as the Southeast Extension is the variably mineralized zone between the Ovoid deposit and the Eastern Deeps deposit. The Southeast Extension mineralization averages between 50m and 100m thick and subcrop at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450m.

The Ovoid/Mini-Ovoid and Southeast Extension deposits are completely covered by 15-20m of unconsolidated glacial and marine sediments.

Resources & Reserves

Mineral resources and reserves are shown in Tables 5 and 6, respectively.  These statements have been prepared by Inco according to the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 and reported in Inco's 2003 Annual Report.

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Table 5:  31 Dec 2003 Mineral Resource Estimate, Inco

Classification	Resources (Mt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Measured	0	-	-	-
Indicated	54	1.53	0.70	0.09
Measured & Indicated	54	1.53	0.70	0.09

Inferred	16	1.6	0.8	0.1

Source: Inco 2003 Annual Report

Table 6:  31 Dec 2003 Mineral Reserve Estimate, Inco

Zone	Classification	Reserves (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid	Proven	28,100	3.02	1.77	0.151
Southeast Extension	Probable	2,300	0.77	0.55	0.037
Total		30,400	2.85	1.68	0.142

Source: Inco 2003 Annual Report

Voisey's Bay Project

The Voisey’s Bay Project is a development property which Inco plans to develop in three phases as shown in Table 7.  Key aspects of the Project are described below.

Table 7:  Voisey's Bay Project Overview

Phase	Period	Description	Est. Capital (CAD$million)
Phase One	2002-4Q 2005	Initial Start-Up Infrastructure (2002-03) R&D, Concentrate Handling (2002-06) Mine & Concentrator (2003-2005)	$776
Phase Two	2007-2011	Hydromet Process Feasibility Study (2007) Design & Construct Plant (2008-2011)	$530
Phase Three	2018 +	Underground Mine Expansion Develop Underground Mine Expand Concentrator	$545

Environmental Liabilities

The Voisey’s Bay deposits are located in a greenfield site and there are no known environmental liabilities as a result of previous exploration or mining activities. The scope of an environmental impact assessment for the Voisey’s Bay Project was established under a January 1997 memorandum of understanding among the Government of Canada, the Government of the Province, the LIA and Innu Nation on a harmonized environmental assessment process for the Voisey’s Bay Project.

February, 2005

GA IRC 43-101 report.doc

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Mining (Phase One)

Phase One of the Voisey’s Bay Project supports a 14-year mine life commencing in 2005 and ending in 2018. The production mine schedule supports a 6,000t/d operation, with an expansion to 7,200t/d in year 10. The Ovoid deposit is planned to be mined utilizing conventional open pit methods. VBNC intends to drill on 5m benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating (“PAG”) will be hauled to Headwater Pond for underwater deposition.

Processing (Phase One)

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the project port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000t/d and is planned to be upgraded to 7,200t/d in the second half of the Ovoid mine life as the ore grade decreases.

During Phase One, two nickel concentrates which will also contain cobalt, and a copper concentrate are expected to be produced.

Markets

Nickel concentrates produced will be suitable for use by a number of nickel smelters around the world. The nickel concentrate that is to be shipped to Inco’s operations is expected to be processed into either nickel cathode or pellet form which can be used in a wide range of applications or as a nickel oxide sinter product that can be used as a product for the stainless steel industry either directly or through one or more of Inco’s joint ventures in South Korea and Taiwan that currently produce utility nickel.

The copper concentrate market is well developed with a large number of custom smelters located around the world who use the copper concentrate as feed. Given the location of the Voisey’s Bay Project, the copper concentrate could be shipped to smelters in Canada, the United States, Europe or Asia.

Capital Cost

The capital cost for all phases of the Voisey's Bay Project as reported by Inco is shown in Table 8.

February, 2005

GA IRC 43-101 report.doc

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Table 8:  Capital Cost Estimate, Voisey's Bay Project

Item/Description	Capital Cost (CDN$000)
Phase One Mine & Concentrator
Open Pit	$38,000
Waste Rock Storage	$4,000
Crushing & Ore Storage	$19,000
Concentrator	$112,000
Tailings	$15,000
Port	478,000
Accommodation Complex	$21,000
Site Services	$160,000
Other Direct Costs	$3,000
Sub-Total Directs	$450,000
Indirect costs Including Engineering & Other Services	$217,000
Contingency	$77,000
Owner's Costs	$131,000
Other Costs	$34,000
Phase One Subtotal Mine & Concentrator	$909,000

Mine Expansion & Underground Exploration Program
Mill Expansion	$22,000
Underground Exploration Program	$95,000
Subtotal	$117,000

Hydromet R&D Program & Commercial Facilities
Hydromet R&D Program	$121,000
Hydromet Commercial Plant - Direct Costs	$546,000
Hydromet Commercial Plant - Indirect Costs	$354,000
Hydromet Demo & Commercial Plant - Owner's Costs	$155,000
Subtotal	$1,176,000

Sustaining Capital
Initial capex - Sustaining Capital	$27,000
Hydromet Commercial Plant -	$101,000
Subtotal	$128,000

TOTAL ESTIMATED CAPITAL COSTS	$2,330,000

Operating Costs (Phase One)

Operating costs as projected by Inco are shown in Table 9.

Table 9:  Operating Cost Estimate, Voisey's Bay Project

Item/Description	Operating Cost (CDN$/t-Ore)
Mining	$8.68
Concentrator	$12.60
VBNC G&A	$17.33
Owner's Costs	$2.14
Freight to Supply Site	$4.57
TOTAL	$45.32

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International Royalty Corporation

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Technical Report on Royalty

Project Schedule

Phase One Plant construction and pre-production stripping began in 2003, with initial production scheduled in the fourth quarter of 2005.

As of September, 2004, VBNC announced that the project schedule for the development of the project will likely be advanced by six months, meaning that commissioning of facilities in Labrador and Argentia could begin as early as August 2005, running at a full production rate by Spring 2006.  The Project is on budget in Canadian dollar terms.  However, due to the devaluation of the US dollar Phase One costs are now estimated to be US$888million compared with the original US$776million target.

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Table of Contents

EXECUTIVE SUMMARY ……………………………………………………………………………………...i

1.0

INTRODUCTION (ITEM 4)

1

1.1

TERMS OF REFERENCE

1

1.2

SCOPE OF WORK

1

1.3

BASIS OF THE TECHNICAL REPORT ON ROYALTY

1

1.4

EFFECTIVE DATE (ITEM 24)

2

1.5

PRICE STRATEGY

2

1.6

EXCHANGE RATE

2

1.7

QUALIFICATIONS OF CONSULTANT

2

2.0

DISCLAIMERS (ITEM 5)

4

2.1

LIMITATIONS & RELIANCE ON INFORMATION

4

2.2

DISCLAIMERS & CAUTIONARY STATEMENTS FOR US INVESTORS

6

3.0

PROPERTY DESCRIPTION & LOCATION (ITEM 6)

7

3.1

LOCATION

7

3.2

MINERAL LICENSES, MINING LEASE & SURFACE RIGHTS

7

3.3

LOCATION OF MINERAL RESOURCES, MINERAL RESERVES & CURRENT INFRASTRUCTURE

8

3.4

IRC ROYALTY

8

3.5

INCO'S AGREEMENT WITH THE PROVINCIAL GOVERNMENT

9

3.6

INCO'S AGREEMENTS WITH ABORIGINAL GROUPS

10

3.7

ENVIRONMENTAL LIABILITIES

11

3.8

PERMITS REQUIRED FOR CONSTRUCTION & OPERATION

11

4.0

ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE, CLIMATE & PHYSIOGRAPHY (ITEM 7)

15

4.1

PHYSIOGRAPHY

15

4.2

PROPERTY ACCESS

15

4.2.1

Proximity & Availability of Support Services

15

4.2.2

Climate

17

5.0

HISTORY (ITEM 8)

19

5.1

PREVIOUS OWNERSHIP

19

5.2

PREVIOUS EVALUATIONS AND DEVELOPMENT

19

5.3

HISTORICAL RESOURCE ESTIMATES

20

5.3.1

Teck Estimate

20

5.3.2

ITSL Estimate (SNC-Kilborn Engineering Study)

21

5.3.3

Inco Resource Statement, 31 August 2003

22

6.0

GEOLOGY & SAMPLING

26

6.1

GEOLOGICAL SETTING (ITEM 9)

26

6.1.1

Regional Geology

26

6.1.2

Main Block

26

6.1.3

Deposit Geology

27

6.2

DEPOSIT TYPES (ITEM 10)

29

6.2.1

Sulphide Concentration

29

6.2.2

Deposits

30

6.2.3

Geology of the Open Pit Deposits

30

6.3

MINERALIZATION (ITEM 11)

31

6.3.1

Major Metal Zoning

31

6.3.2

Mineralogy

32

6.3.3

Trace Element Zoning

32

6.4

EXPLORATION (ITEM 12)

32

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International Royalty Corporation

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6.5

DRILLING (ITEM 13)

34

6.5.1

Summary of Drilling

34

6.5.2

Drill Hole Location & Deviation

35

6.6

SAMPLING METHOD & APPROACH (ITEM 14)

36

6.6.1

Method & Approach

36

6.6.2

Drill & Sampling Verifications

37

6.7

SAMPLE PREPARATION, ANALYSES & SECURITY (ITEM 15)

38

6.7.1

Sample Preparation

38

6.7.2

QA & QC Analysis

38

6.7.3

Specific Gravity

38

6.7.4

Adequacy & Security

39

6.8

DATA VERIFICATION (ITEM 16)

39

6.9

ADJACENT PROPERTIES (ITEM 17)

40

6.10

MINERAL PROCESSING & METALLURGICAL TESTING (ITEM 18)

40

7.0

RESOURCE & RESERVE ESTIMATION

61

7.1

MINERAL RESOURCES & MINERAL RESERVE ESTIMATES (ITEM 19)

61

7.1.1

Mineral Resources

61

7.1.2

Mineral Reserves

61

8.0

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
PROPERTIES (ITEM 25)

67

8.1

PHASE ONE MINING

67

8.1.1

Phase One Mine Life

68

8.2

PROCESSING & CONCENTRATE HANDLING

68

8.2.1

Processing

68

8.2.2

Concentrate Handling

68

8.3

MARKETS

68

8.3.1

Use of the Products

69

8.3.2

Supply and Demand for the Products

69

8.4

CONTRACTS

71

8.5

ENVIRONMENTAL CONSIDERATIONS

71

8.5.1

Acid Rock Drainage

71

8.5.2

Reclamation

72

8.6

TAXES

73

8.7

CAPITAL COST ESTIMATE

73

8.8

OPERATING COSTS ESTIMATE

74

8.9

IRC ROYALTY ECONOMICS

75

9.0

OTHER RELEVANT DATA & INFORMATION (ITEM 20)

61

10.0

INTERPRETATION & CONCLUSIONS (ITEM 21)

62

11.0

RECOMMENDATIONS (ITEM 22)

63

12.0

REFERENCES (ITEM 23)

64

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Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Tables

Table 1:  Assumptions Used for Royalty Calculation

iii

Table 2:  IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

iii

Table 3:  Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

iv

Table 4:  Royalty Revenue Sensitivity to Changes in Annual Production Throughput

iv

Table 5:  31 Dec 2003 Mineral Resource Estimate, Inco

vii

Table 6:  31 Dec 2003 Mineral Reserve Estimate, Inco

vii

Table 7:  Voisey's Bay Project Overview

vii

Table 8:  Capital Cost Estimate, Voisey's Bay Project

ix

Table 9:  Operating Cost Estimate, Voisey's Bay Project

ix

Table 1.5.1:  Metals Prices

2

Table 1.7.1:  Key Project Personnel

3

Table 3.3.1:  Mineral Licenses

7

Table 3.4.1:  Voisey's Bay Royalty

9

Table 3.8.1:  Status of Permits, Authorizations and Approvals

11

Table 5.3.1:  1996 "Geological Reserve" Estimate, Teck

20

Table 5.3.2:  1997 Mineral Resource Estimate, ITSL

21

Table 5.3.3:  31 Aug 2003 Mineral Resource Estimate, Inco

23

Table 6.5.1:  Summary Drilling

35

Table 6.10.1:  Nickel Grade/Recovery Diagram, VBN Open Pit Ore(1)

41

Table 6.10.2:  Nickel Recovery to Concentrates over the LoM (Open Pit)

42

Table 6.10.3:  Nickel Grade of Nickel Concentrates over the LoM (Open Pit)

43

Table 7.1.1:  31 Dec 2003 Mineral Resource Estimate, Inco

61

Table 7.1.2:  Economic Parameters for Ultimate Pit Definition

62

Table 7.1.3:  LoM Production Schedule

64

Table 7.1.4:  31 Dec 2003 Mineral Reserve Estimate, Inco

65

Table 7.1.5:  Floating Cone Variance as a Function of Combined Metal Price

65

Table 8.1.1:  Equipment Fleet for the Mine

67

Table 8.3.1:  Stainless Steel Consumption Growth Rate, 1990-2002

69

Table 8.3.2:  LME Statistics Related the World Primary Nickel Market

70

Table 8.3.3:  Nickel Price Projections

70

Table 8.7.1:  Capital Cost Estimate, Voisey's Bay Project

74

Table 8.8.1:  Operating Cost Estimate, Voisey's Bay Project

75

Table 8.9.1:  Assumptions Used for Royalty Calculation

76

Table 8.9.2:  IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

76

Table 8.9.3:  Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

77

Table 8.9.4:  Royalty Revenue Sensitivity to Changes in Annual Production Throughput

77

Table 9.1.1:  Voisey's Bay Project Overview

61

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Illustrations (Item 26)

Figure 3.1:  Location Map of the Voisey's Bay Project

13

Figure 3.2:  VBNC Mineral Claims

12

Figure 3.3:  Existing Infrastructure Surrounding Voisey's Bay Project

13

Figure 3.4:  Location of Mineral Resources & Reserves

14

Figure 6.1:  Regional Geology

44

Figure 6.2a:  Main Block Geology

45

Figure 6.2b:  Main Block Geology Legend

46

Figure 6.3:  VBN Examples of Sulfide Types (1 of 2)

47

Figure 6.4:  VBN Examples of Sulfide Types (2 of 2)

48

Figure 6.5:  Ovoid Deposit, Vertical Section (West)

49

Figure 6.6:  Mini-Ovoid Deposit, Vertical Section (West)

50

Figure 6.7:  Ovoid & SE Extension Deposit, Vertical Section (North-East)

51

Figure 6.8:  Block Model of Ni Grade Variation, Plan View 5050Elev.

52

Figure 6.9:  Block Model of Ni Grade Variation, Ovoid Section 55835E

52

Figure 6.9:  Block Model of Ni Grade Variation, Ovoid Section 55835E

53

Figure 6.10:  Block Model of Ni Grade Variation, Mini-Ovoid Section 55645E

55

Figure 6.11:  Block Model of Cu Grade Variation, Plan View 5050Elev.

57

Figure 6.12:  Block Model of Cu Grade Variation, Ovoid Section 55835E

58

Figure 6.13:  Borehole Location Plan

60

Figure 6.14:  Calibration of SG Formulae

60

Figure 6.14:  Calibration of SG Formulae

61

Figure 6.15:  Drillhole Locations

62

Exhibit 8.1:  Voisey's Bay Project Cash Flow

61

Appendices

Appendix A:

Certificates of Qualified Persons

February, 2005

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

1.0

INTRODUCTION (ITEM 4)

Gustavson Associates, LLC (“Gustavson”) was commissioned by International Royalty Corporation ("IRC") in October 2004 to prepare a Technical Report on its 2.7% NSR Royalty at the Voisey's Bay Project (the "Project") in Labrador Canada.  Inco Limited (“Inco”) holds a 100% equity interest in the Voisey’s Bay Project through its wholly-owned subsidiary, Voisey’s Bay Nickel Company Limited (“VBNC”).

1.1

Terms of Reference

This report has been prepared in accordance with the guidelines provided in National Instrument 43-101 ("NI43-101"), Standards of Disclosure for Mineral Projects.

However, this report has been prepared for a company which holds a royalty interest (not direct ownership) on the property.  Mining companies are not (typically) required and, as a matter of practice, do not normally disclose detailed information to companies which hold a royalty interest in their operations unless legally mandated.  IRC therefore, is limited in amount of information and details it can disclose to that which is available in the public domain.

Limiting conditions are listed in Section 2.1.

1.2

Scope of Work

The scope of work undertaken by Gustavson involved an assessment of the royalty held by IRC on the Voisey's Bay Project.  The following aspects of the Project as available in the public domain were reviewed:

•

Geology,

•

Mineral Resources,

•

Conversion of Mineral Resources to Reserves,

•

Life-of-mine ("LoM") plan,

•

Metallurgy and processing plant,

•

Environmental, including management and mine closure,

•

Infrastructure, capital expenditures, and

•

Economics of the Royalty.

1.3

Basis of the Technical Report on Royalty

In summary, this technical report relies primarily upon the NI43-101 Technical Report prepared by Inco (the “Inco Report”) and effective as of 31 August 2003 as well as general information available in the public domain including:

•

IRC's complete database of public domain data,

•

Inco Annual Reports,

•

Inco Annual information Forms,

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

•

Information available on Inco’s website, and

•

Information available on other websites.

Gustavson did not conduct a site visit nor did it review the following items as prescribed by NI43-101:

•

geological investigations, reconciliation studies, independent check assaying and independent audits,

•

estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations, or

•

LoM Plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Also, Gustavson did not independently sample and assay portions of the deposit because this information is considered confidential and not available to IRC.

Gustavson note that some of the information residing in the public domain generated internally by Inco, especially Ore Reserves, require NI43-101 compliance for public disclosure, and as such are regarded as NI43-101 compliant.

1.4

Effective Date (Item 24)

The effective date of the mineral resource and mineral reserve statements in this report is December 31, 2003.

1.5

Price Strategy

Royalty economics presented in this report are based upon the following metals prices as projected by IRC.

Table 1.5.1:  Metals Prices

Parameter	Metal Price
Market Price
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

1.6

Exchange Rate

For the purpose of this report the exchange rates are CDN$1.00 - US$0.75.

1.7

Qualifications of Consultant

This report has been prepared based on a technical and economic review by consultants sourced from the Gustavson’s Boulder, Colorado office.  These consultants are specialists

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, underground mining and mineral economics.

Neither Gustavson nor any of its employees and associates employed in the preparation of this report has any beneficial interest in IRC or in the assets of IRC.  Gustavson will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

The key project personnel contributing to this report are listed in Table 1.7.1.  Certificate and Consent forms are provided in Appendix A.

Table 1.7.1:  Key Project Personnel

Company	Name	Title
International Royalty Corporation	Douglas B. Silver	CEO and Chairman
	Douglas J. Hurst	President
Gustavson Associates, LLC	William J. Crowl	Vice President, Mining, Qualified Person
	John B. Gustavson	President

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

2.0

DISCLAIMERS (ITEM 5)

2.1

Limitations & Reliance on Information

Gustavson’s opinion contained herein and effective October 29, 2004, is based on information available in the public domain and provided to Gustavson by IRC throughout the course of Gustavson’s investigations as described in Section 1.3.

As a royalty company IRC is not entitled to detailed or confidential information regarding the Voisey's Bay Project.  Due to the confidential nature of the underlying data that supports the Inco Technical Report and IRC’s lack of legal rights to obtain this data, Gustavson was unable to conduct detailed, thorough and independent assessments.  Therefore the data available for the preparation of this report was significantly limited, especially in consideration of the requisite reporting requirements of NI43-101.  This report, therefore, relies primarily on information and data taken from a technical report dated August 31, 2003, the Inco Report, prepared and filed by Inco in accordance with National Instrument 43-101 as well as general information available in the public domain.

The Inco Report presents freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port.  The Inco Report does not disclose smelting and refining costs.  With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of IRC’s royalty amounts.

This report presents gross revenues, and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable.  This report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the net smelter return royalty.

Data presented in this report reflect various technical and economic conditions at the time of writing.  Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

The achievability of LoM plans, budgets and forecasts are inherently uncertain.  Consequently, actual results may be significantly more or less favorable.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages.  Such calculations inherently involve a degree of rounding and consequently introduce a margin of error.  Where these occur, Gustavson does not consider them to be material.

Gustavson is not an insider, associate or an affiliate of IRC, and neither Gustavson nor any affiliate has acted as advisor to IRC or its affiliates in connection with the Project.  The results of the study by Gustavson are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

Gustavson reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions.  However, Gustavson did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by Gustavson on this subject.

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

IRC conducted an independent title opinion at the time of purchase (October 2004) and found no material issues.

Cautionary Statement

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects.  Pursuant to an exemption order to be granted to the IRC by the Canadian securities regulatory authorities, the information contained herein with respect to the Project is primarily extracted from the Inco Report as well as general information available in the public domain including IRC’s complete database of public domain data, Inco Annual Reports, Inco Annual Information Forms, information available on the Inco website and information available on other websites.  Gustavson did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101:  (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

Disclaimer Regarding Inco

Inco has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report.  No express or implied representation or warranty has been made by Inco that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised IRC that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey’s Bay Royalty, for valuing the Voisey’s Bay Royalty for purposes of an offering of securities or for any purpose other than Inco’s compliance with the technical requirements of NI 43-101.  Gustavson and IRC did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report.  IRC and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document.  Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by IRC for purposes of evaluating a potential acquisition of the Voisey’s Bay Royalty or for any offering of securities of IRC.

The Inco Report is current only as of its date.  Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to IRC or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by IRC or otherwise.  Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to IRC or any other person for any use of the Inco Report.

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

No information came to Gustavson’s attention during their review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

2.2

Disclaimers & Cautionary Statements for US Investors

In considering the following statements Gustavson notes that the term “ore reserve” for all practical purposes is synonymous with the term “Mineral Reserve”.

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from.  Certain items are used in this report, such as “resources,” that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling.  Ore reserves are determined from estimates of future production costs, future capital expenditures, and future product prices.  The reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations.  Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised.  For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves.  The converse is also true.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission (“OSC”).  These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Gustavson has been informed by IRC that to the best of its knowledge, there is no current litigation that may be material to the Voisey's Bay Project Royalty.

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

3.0

PROPERTY DESCRIPTION & LOCATION (ITEM 6)

The majority of information presented in this section, with the exception of Section 3.4, originates in Inco's Technical Report dated 31 August, 2003.

3.1

Location

The Voisey’s Bay Project is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey’s Bay.  The nearest communities are Nain, approximately 35 km northeast, and Natuashish, approximately 80 km southeast. The site of the Voisey’s Bay Project is centered approximately at latitude 56º10', longitude 62º00' and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates).  The property is 330 km north of Happy Valley-Goose Bay, in south-central Labrador, and 900 km north-northwest of St. John’s, the capital of the Province.  A location map is shown in Figure 3.1.

3.2

Mineral Licenses, Mining Lease & Surface Rights

A mineral license issued by the Province is required in order to explore a parcel of land.  The Province has issued nine mineral licenses consisting of a total of 1,978 claims (49,450 ha) to VBNC, which cover the main claim block (the “Main Block”) of the Voisey’s Bay Project as shown in Figure 3.2.  Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of twenty years.

The mineral license numbers and expiry dates, assuming that the mineral licenses are successfully renewed are shown in Table 3.3.1.

The assessment work that has been completed to date is sufficient to maintain the mineral licenses until 2008 upon payment of extended license fees.  Additional assessment work will be required to hold the licenses in good standing until their expiry dates.  The mineral licenses have not been legally surveyed. Geographic coordinates define their locations.

Table 3.3.1:  Mineral Licenses

License Number	Expiry Date
6866M	March 21, 2014
6867M	March 21, 2014
6870M	November 7, 2014
9143M	March 21, 2014
9528M	March 21, 2014
9534M	March 21, 2014
9538M	March 21, 2014
9582M	March 21, 2014
9584M	March 21, 2014

A mineral license does not entitle its holder to extract any minerals from the property covered by such license.  In order to extract minerals, a mining lease must be obtained from the Province.  The Province has issued a mining lease to VBNC for a period of 25 years effective September 30, 2002 covering approximately 1,600 hectares.  The mining

February, 2005

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and development in, on or under the lands, or part of the lands, at Voisey’s Bay covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Government of the Province (the “Development Agreement”) referred to in the Other Relevant Data section of this Report.  The area covered by the mining lease, as illustrated in Figure 3.2, has been legally surveyed.  The annual fee for the mining lease is $80/hectare.  Under the terms of the mining lease, production shall not exceed on average 2.2 million tonnes of ore annually for the first 10 years of mining operations and on average 5.5 million tonnes of ore annually thereafter.

Neither the mineral licenses nor the mining lease held entitle VBNC to surface rights. VBNC has received surface rights for the Crown lands necessary for the construction of Phase I and future phases for the infrastructure required for the Voisey’s Bay Project.  These surface rights are subject to maintenance requirements, including nominal renewal fees of $12.50 per hectare.  VBNC does not foresee any problem in maintaining the necessary surface rights for the Voisey’s Bay Project.

3.3

Location of Mineral Resources, Mineral Reserves & Current Infrastructure

Figure 3.3 displays the area surrounding the Voisey’s Bay Project.  Current infrastructure includes the camp, located at Edward’s Cove on Anaktalak Bay, and a road to the Ovoid deposit.  The locations of all known mineral resources and mineral reserves estimates are shown projected vertically to surface in Figure 3.4.

3.4

IRC Royalty

Archean Resources Limited (“ARL”) was granted a mortgage on certain of the mineral claims and licenses covering the Voisey’s Bay deposits in 1993 to secure the payment of a 3% net smelter royalty ("NSR") granted to it by Diamond Fields Resources Inc. (“DFR”) in connection with certain exploration work undertaken by ARL on behalf of DFR under an agreement entered into in 1993.  On 10 July 2003, ARL transferred and assigned this net smelter royalty to Labrador Nickel Royalty Limited Partnership ("LNRLP").

Prior to August, 2004, Archean Resources Limited ("ARL") was owned 50% by Mr. Christopher Verbiski and 50% by Mr. Albert Chislett.  On 16 August 2004 International Royalty Corporation ("IRC") agreed to acquire Mr. Chislett's and Verbiski's interest in ARL.

Through the purchase of ARL, IRC will indirectly hold a 100% interest in Voisey's Bay Holding Corporation ("VBHC").

Labrador Nickel Royalty Limited Partnership (“LNRLP”) is 92.5% held by VBHC and 7.5% held by Altius Mineral Corporation (“Altius”).  Altius also holds an option to acquire an additional 2.5% interest in LNRLP from VBHC.  This report assumes that Altius has exercised its option and that VBHC owns 90% of the LNRLP.  IRC's indirect interest in the NSR held by LNRLP is therefore 90% of 3.0% or 2.7% of the NSR. Royalties are summarized as follows in Table 3.4.1.

February, 2005

GA IRC 43-101 report.doc

Gustavson Associates, LLC

International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Table 3.4.1:  Voisey's Bay Royalty

Entity	Ownership	Royalty
Labrador Nickel Royalty Limited Partnership	100%	3.0%
Voisey's Bay Holding Corporation ("VBHC")	90%	2.7%
Altius Mineral Corporation	10%	0.3%

As shown in the table, IRC will receive, through VBHC royalties totaling 2.7%.

3.5

Inco's Agreement with the Provincial Government

On June 11, 2002, following suspension of negotiations towards a commercial agreement in July, 1998, Inco and the Government of the Province announced that they had reached a non-binding statement of principles (the “Statement of Principles”) covering the commercial development of the Voisey’s Bay Project.  The Statement of Principles was approved by the provincial legislature in late June 2002 and on October 7, 2002 Inco and VBNC signed definitive agreements with the Government of the Province to implement the terms of the Statement of Principles. The definitive agreements provide for the development of a mine and concentrator processing plant at Voisey’s Bay, a research and development program focusing on Hydromet processing technologies, an industrial and employment benefits program for the Voisey’s Bay Project, a timetable for the start and completion of the principal stages of the Voisey’s Bay Project, and other key parts and requirements covering the overall development of the Voisey’s Bay Project.

The definitive agreements set forth certain obligations of Inco to construct and operate:

(i) a demonstration plant in the Province as part of the overall research and development program to test Hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey’s Bay deposits, and

(ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey’s Bay ores or intermediate product to produce finished nickel and cobalt product based upon Hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing.

Once the demonstration plant is completed and has received intermediate concentrate product from the Voisey’s Bay Project for testing, Inco can ship quantities of intermediate concentrate product(s) produced by the Voisey’s Bay Project containing nickel and/or cobalt to Inco’s facilities in Ontario and Manitoba (Sudbury and Thompson, respectively) for further processing into finished nickel and cobalt products. Shipments of such Voisey’s Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the Hydromet commercial processing facility is completed. If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

February, 2005

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Under the definitive agreements, Inco will also be required, prior to the cessation of the Voisey’s Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the Hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalent to what was shipped to Inco’s Ontario and Manitoba operations.

The definitive agreements also set forth:

(1) Inco’s commitment to an underground exploration program covering the Voisey’s Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey’s Bay Project,

(2) the terms under which the processing of copper intermediate in the Province would be justified, and

(3) the Province’s commitment to (i) the tax regime that will apply to the Voisey’s Bay Project, (ii) electric power rates for the Voisey’s Bay Project and (iii) the issuance of the necessary permits and authorizations to enable the Voisey’s Bay Project to proceed.

The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey’s Bay Project. In addition, the definitive agreements include specific sanctions if Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province.

Inco report that all of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the Feasibility Study and the finalization and execution of the tax agreement among the Province, Inco and VBNC, have been met as of the effective date of this Report and, accordingly, the definitive agreements are effective.

3.6

Inco's Agreements with Aboriginal Groups

The Voisey’s Bay Project is located in an area which is subject to recognized aboriginal land claims. As a result, in addition to obtaining the mineral licenses, the mining lease and surface rights it was necessary for Inco and VBNC to negotiate impacts and benefits agreements with each of the Inuit of Labrador, represented by the Labrador Inuit Association (“LIA”) and the Innu of Labrador, represented by Innu Nation.

In June 2001, when confidential negotiations with the Province restarted, Inco and VBNC also resumed negotiations with each of the LIA and Innu Nation on impacts and benefits agreements. These agreements were finalized in May 2002 (the “IBAs”). The IBAs were subsequently ratified by the respective memberships of each of the LIA and Innu Nation and signed by the parties effective July 29, 2002. The IBAs set forth (i) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the Voisey’s Bay Project, (ii) programs relating to training, employment and business opportunities to be created for the LIA and Innu Nation, and (iii) the participation of each of the LIA and

February, 2005

GA IRC 43-101 report.doc

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

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Innu Nation in environmental and certain other programs and procedures relating to the Voisey’s Bay Project.

Inco and VBNC understand that each of the LIA and Innu Nation reached interim agreements in July 2002 relating to their respective land claims with the Governments of Canada and the Province so as to enable the Voisey’s Bay Project to proceed. Inco and VBNC understand that each of the LIA and Innu Nation are continuing negotiations with the Government of Canada and the Province towards the conclusion of final comprehensive land claims agreements which will replace the interim agreements and which will also deal with issues generally unrelated to the Voisey’s Bay Project.

3.7

Environmental Liabilities

The Voisey’s Bay deposits are located in a greenfield site and there are no known environmental liabilities as a result of previous exploration or mining activities. The scope of an environmental impact assessment for the Voisey’s Bay Project was established under a January 1997 memorandum of understanding among the Government of Canada, the Government of the Province, the LIA and Innu Nation on a harmonized environmental assessment process for the Voisey’s Bay Project.

The Voisey’s Bay Project was the first major mining project to be subject to full review under the Environmental Assessment Act (Canada) since this legislation came into effect in January 1995. In early 1997, a five-person environmental assessment panel was selected pursuant to a January 1997 memorandum of understanding entered into by the Governments of Canada and the Province, the LIA and Innu Nation to conduct the environmental assessment of the Voisey’s Bay Project.

The environmental assessment process, including public hearings, were held over the 1998 to 1999 period and the panel issued its report and recommendations in April 1999. The panel recommended that the Voisey’s Bay Project proceed subject to a number of separate recommendations. In August 1999, the federal and provincial governments announced their respective detailed responses to the environmental assessment panel’s recommendations. Both governments released the Voisey’s Bay Project from the environmental assessment process subject to certain terms and conditions, including measures intended to mitigate potential environmental effects relating to the Voisey’s Bay Project, and accepted a number of the panel’s recommendations. Inco does not believe that those recommendations or the terms and conditions of the releases stipulated by the governments have created unduly burdensome financial or other restrictions on the Voisey’s Bay Project.

3.8

Permits Required for Construction & Operation

Inco report that 115 of the approximate 230 permits required to construct and bring into production Phase I operations have been obtained.  Key permits and other approvals are shown in Table 3.8.1.

Table 3.8.1:  Status of Permits, Authorizations and Approvals

Description	Status
Mining Lease	Received
Fish Habitat (HADD)	Received
Development Plan (Mining Act)	On Schedule

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Effluent Regulations	Compliance Schedule Prepared
Approval to Operate Industrial Facilities	On Schedule
Rehabilitation & Closure Plan	On Schedule

Source: Inco Presentation, March 2004.

The permitting process is reported to be on schedule and the remaining authorizations are anticipated to be granted in a timely manner.

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Figure 3.1:  Location Map of the Voisey's Bay Project

Figure 4-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY DEPOSIT
Project Location

Cape Chidley
Ungava Bay
Québec
Labrador
Voisey's Bay Deposit
Nain
Main Block
Cape Kiglapait
ATLANTIC OCEAN
Davis Inlet
Hopedale
Postville
Makkovik
Cape Harrison
Rigolet
Cartwright
Black Tickle
Churchill Falls
Happy Valley-Goose Bay
Labrador City
Port Hope Simpson
Red Bay
Blanc Sablon
0 50 100 150 200 250
km

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Figure 3.2:  VBNC Mineral Claims

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Main Block Mineral Licenses and Mining Lease

Figure 4-2

N
Anaktalak Bay
Edward's Cove
Anaktalak Bay Exploration Camp
9528M
9538M
6870M
Option 4 Pond
Reid Pond
Half Way Hill
9582M
9143M
Ikadlivik Brook
Kangeklualuk Bay
Camp Pond
9584M
Ovoid
Headwater Pond
Mining Lease
Ryan's Pond
6867M
Trout Pond
Koglaktokoluk Brook
Voisey's Bay
6866M
9534M
0 1 2
km

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Figure 3.3:  Existing Infrastructure Surrounding Voisey's Bay Project

Figure 4-3

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Location of Current Infrastructure

ANAKTALAK BAY
Temporary Wharf
ANAKTALAK BAY
ANAKTALAK BAY
Anaktalak Bay Camp
REID BROOK
Road
Temporary Airstrip
Ovoid
VOISEY'S BAY
0
5
Kilometers

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Figure 3.4:  Location of Mineral Resources & Reserves

Figure 4-4

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Mineral Deposits Projected to Surface

Road
Temporary Airstrip
Camp Pond
Discovery Hill
Ovoid
Reid Brook
Southeast Extension
Eastern Deeps
Far Eastern Deeps
Otter Pond
Headwater Pond
Ryan's Pond
Voisey's Bay
- Disseminated Sulphide
- Massive Sulphide
0
1
km

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4.0

ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE, CLIMATE & PHYSIOGRAPHY (ITEM 7)

The information presented in this section originates in Inco's Technical Report dated 31 August, 2003.

4.1

Physiography

The Main Block is generally sparsely treed with barren highlands to the east and west. A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden. The mountainous region to the west is drained by Reid, Ikadlivik and Kogluktokoluk brooks, which empty through rocky, steep-sided valleys into Voisey’s Bay. Elevations on the Main Block extend from sea level to 175m at Discovery Hill and to 225m at the Eastern Deeps. Maximum elevations in the area of the Voisey’s Bay Project are found at Anaktalak Bay, with hills up to 500m.

4.2

Property Access

During the shipping season (June to December), the nearest community, Nain, is serviced by coastal freighter. At present, the temporary dock at Anaktalak Bay has no facilities for loading and unloading materials or equipment from large, ocean-going ships and can only accommodate small ships and barges. Voisey’s Bay Project activities are supported by helicopter year-round supplemented by snowmobile and tracked vehicles in winter. In addition, a small, fixed-wing aircraft delivers personnel and supplies to a temporary landing strip at the proposed mill site. A permanent airstrip currently under construction is expected to be completed in September 2003.

4.2.1

Proximity & Availability of Support Services

The Voisey’s Bay Project is located at a remote site. There are no existing services, such as roads or power, and substantial infrastructure will need to be constructed for the development and operation of the Voisey’s Bay Project. The Inco March 2003 Feasibility Study (the “2003 Feasibility Study”) identified facilities required to adequately service a remote site of this nature. The location of the proposed infrastructure is shown in Figure 4.1. VBNC intends to build or otherwise acquire such facilities, including:

•

 access roads;

•

a 1,600m long gravel-surfaced airstrip, complete with edge lighting and approach aid equipment;

•

an accommodation complex with approximately 255 single -occupancy bedrooms, dining and recreational facilities and an aboriginal food preparation area;

•

a service complex, including equipment maintenance and warehousing facilities;

•

male/female mine change facilities and administration offices;

•

 a diesel oil fired power plant with installed capacity of 23.5MW to supply electrical power to the site via an overhead distribution system;

•

a communications systems;

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•

a potable water supply for the mine and concentrator facilities from two wells drilled;

•

a fresh/firewater supply from Camp Pond through a pumphouse facility and fire ring water pipeline around the mill site;

•

a process water supply from the tailings basin using a reclaim barge pump unit; and

•

a treatment and discharge system for site waste water, including a water treatment plant, effluent pipeline running parallel to the port access road and outfall diffuser.

The site is planned to extend along the southeast shoreline of Anaktalak Bay and will also include the following:

•

a concentrate receiving station, a tripper conveyor system, a 175,000t concentrate storage building and reclaim conveyers;

•

a shiploader, with a recovery rate of 1,500t/h suitable for both winter and summer operation;

•

a wharf consisting of steel sheet pile cells;

•

a container and break-bulk receiving and storage area;

•

diesel fuel off-loading, storage tank farm and truck-loading facilities; and

•

a stormwater runoff collection system and sedimentation pond.

It is also planned that the Voisey’s Bay Project’s port facility, to be located approximately 11km from the proposed site of the process plant at Edward’s Cove on the southeast shore of Anaktalak Bay, will be used to load the nickel and copper containing concentrates to be produced into deep sea vessels and will receive general cargo and consumables. The port facility will be used in both summer and winter and the systems and equipment will be suitable for cold weather operations.

The workforce will be brought onto site and VBNC plans to train such workforce at the site. Personnel will be flown in and out of the site during both construction and operations. A limited amount of air freight will be required for perishable commodities and emergency repairs.

The majority of inbound cargo and all outbound movements are planned to be by ship, using a charted shipping route to the site. Nickel concentrates are planned to be shipped year round, with the exception of two periods of approximately six-weeks duration when no shipments would be made. Ice studies have confirmed the ability to ship concentrates through the ice conditions in this area with a suitable vessel. Copper concentrate and fuel are only planned to be shipped during the ice-free period. Shipping through land fast ice is a concern for the Inuit of Labrador because of the proximity of their communities to the site of the Voisey’s Bay Project and their frequent use of the ice in Anaktalak Bay for travel and harvesting. As a result, VBNC and the LIA have entered into shipping protocols that govern Phase I and intend to enter into a final shipping agreement that will govern future phases of the Voisey’s Bay Project.

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4.2.2

Climate

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates. In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador. Winds tend to be more moderate in summer. The Voisey’s Bay area has experienced an average annual total precipitation of approximately 845mm, comprised of 398mm of rain and 447mm of snow. Typical of northern regions in Canada, the coldest months in the Voisey’s Bay Project area are January and February, when daily temperatures average -17ºC. July and August are the warmest months, with average temperatures of +10ºC. Seasonal extremes range between -39ºC and +32ºC.

A 15-day allowance per year has been made in the mine and the concentrator operating schedules to account for production delays due to weather conditions.

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Figure 4.1:  Location of Infrastructure

Figure 5-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Location of Proposed Infrastructure

ANAKTALAK BAY
ANAKTALAK BAY
ANAKTALAK BAY
CONSTRUCTION CAMP
REID BROOK
AIRSTRIP
MILL SITE
ACCOMMODATION COMPLEX
OPEN PIT
WASTE ROCK STORAGE
WASTE ROCK DISPOSAL AND TAILINGS BASIN
SOUTH OVERBURDEN STORAGE
SOUTH TOPSOIL STOCKPILE
VOISEY'S BAY
0
5
Kilometers

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5.0

HISTORY (ITEM 8)

The information presented in this section originates primarily in Inco's Technical Report dated 31 August, 2003.

Inco presented an updated resource statement (dated 31 December 2003) in its 2003 Annual report.  The reserve statement in the 2003 Annual Report remains unchanged.  Therefore included in subsection 5.3.3 is Inco's 31 August 2003 resource statement and supporting text.

5.1

Previous Ownership

ARL first discovered the mineralization at Voisey’s Bay in September 1993 during the course of a regional exploration program conducted pursuant to a contractual arrangement with DFR. DFR staked claims to the property in early 1994. After initial exploration efforts revealed a major deposit and as part of Inco’s June 1995 acquisition of a 25% interest in the Voisey’s Bay deposits, DFR formed a subsidiary, VBNC, in June 1995 to hold the Voisey’s Bay and other DFR mineral claims in Labrador, conduct further exploration and ultimately develop and operate the Voisey’s Bay Project.

In June 1995, Inco acquired a 25% interest in VBNC and approximately 7% of DFR’s common shares. In August 1996, Inco acquired all of the shares of DFR it did not then own pursuant to a plan of arrangement, and VBNC became a wholly-owned subsidiary of Inco.

5.2

Previous Evaluations and Development

Prior to Inco’s acquisition of DFR, Teck Corporation (now known as Teck-Cominco Limited) (“Teck”) prepared the “Voisey’s Bay Development Mine-Mill Project Feasibility Study”, dated June 1996, for DFR (the “Teck Study”). The Teck Study was based on milling 7000t/d from the Ovoid and Mini-Ovoid deposits to produce 133million pounds of refined nickel metal annually. The Teck Study included preliminary designs for a concentrator, shop/warehouse/office facility, port site concentrate storage and handling facilities, fuel storage and handling facilities, shipping arrangements as well as capital and operating cost estimates.

In 1997, VBNC awarded SNC-Lavalin a contract for project and construction management relating to the development of a 20,000t/d mine/mill at Voisey’s Bay. The contract included the design of the open pit mine. The pit was designed by Kilborn Engineering (“Kilborn”) based on a geological interpretation and block model provided by ITSL. The design of the process metallurgy was based on the tests used in the Teck Study. A second metallurgical sample was obtained in 1997 and the pilot plant tests confirmed the results from the 1995 pilot plant tests.

Limited construction of certain site infrastructure, including the main access road, commenced in the spring of 1997. However, construction activities at the site were suspended as a result of certain legal proceedings brought by the LIA and Innu Nation in June 1997 and a ruling by the Newfoundland Court of Appeal in September 1997 that these activities were subject to the joint environmental assessment process. As a result of that court ruling, all development work was halted, including detailed design work by

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SNC-Lavalin, since such work could not proceed during the environmental assessment process. However, surface exploration continued at site. Concurrent with exploration, VBNC and Inco proceeded with a number of mining studies, metallurgical tests and research programs and other engineering activities to assess the technical and economic feasibility of the Voisey’s Bay Project. ITSL recommended that additional boreholes be drilled in the Ovoid deposit to support future pit planning. A total of 20 additional holes were drilled in 1997.

During 2000, Inco continued internal research and development work on Hydromet processing technologies to treat Voisey’s Bay nickel concentrates. Inco also continued surface exploration programs at Voisey’s Bay and at other targets in Labrador covered by its mineral licenses. In September 2001, Inco and VBNC shut down exploration activity in Labrador and the exploration camp at the Main Block was decommissioned.

As previously stated, confidential negotiations between Inco and the Province resumed in late June 2001 and a non-binding Statement of Principles was entered into in June 2002 which was approved by the Province’s legislature in late June 2002. On October 7, 2002 Inco and VBNC signed definitive agreements implementing the Statement of Principles, including the Development Agreement. VBNC then initiated the Feasibility Study, entitled “Voisey’s Bay Project, Labrador – Mine and Concentrator Plant Feasibility Study”, which was completed in March 2003, referred to in this report as the 2003 Feasibility Study.

5.3

Historical Resource Estimates

5.3.1

Teck Estimate

The mineral reserve estimate in the Teck Study was based on a geological model utilizing geological sections at 50m intervals along the deposit. Specific gravity (“SG”) of massive and disseminated sulphide was calculated for each block using inverse distance squared modeling based on 5m long composite pycnometer density tests. Assay data for nickel, copper and cobalt was also composited into 5m intervals for massive and disseminated sulphide.

A three-dimensional block model of the mineralization, using 10m x 10m x10m blocks, was constructed. The nickel, copper and cobalt grades and the SG were modeled based on geostatistical methods.

“Geological reserves” were estimated in the Teck Study over the complete block model. The mineral resource classification was determined based on the distance of individual blocks to the nearest hole. Measured mineral resources were classified as mineral reserves within 30m of a hole, indicated mineral resources were between 30m and 50m of a hole, and while inferred mineral resources were greater than 50m from a hole. Based on these criteria, Teck estimated “geological reserves” as shown in Table 5.3.1.

Table 5.3.1:  1996 "Geological Reserve" Estimate, Teck

Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Cobalt Grade (%)
Measured	30,460	2.731	1.618	0.114
Indicated	3,340	2.115	1.264	0.089

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Inferred	4,415	0.613	0.453	0.032
Total	38,215	2.432	1.453	0.102

The term “Geological Reserves” is an historical term and it is not recognized in National Instrument 43-101. The estimates shown in Table 5.3.1 would most likely be considered as mineral resources (using the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000) because mining loss and dilution factors have not been applied. Under National Instrument 43-101, the inferred mineral resources can not be added to the other categories of mineral resources.

To determine the shape of the optimum pit, the grade block model was converted to a net smelter return block model by considering metallurgical recoveries, assumed metal prices and currency exchange rates and deducting appropriate transportation, smelting and refining costs. The ore cut-off value was determined and corresponded to a nickel grade of about 0.3%.

Based on these estimates, a diluted, mineable reserve of 32.2million tonnes grading 2.75% nickel, 1.62% copper and 0.11% cobalt was reported by Teck. Dilution was represented by a 1.5m waste boundary surrounding the defined area of mineralization and represents the estimated amount of waste rock that would have to be processed as ore in order to recover 100% of the mineralized zone. Dilution was estimated at 850,000 tonnes at zero grade.

In Inco’s Annual Report on Form 10-K for the year ended December 31, 1996, Inco included as part of its total mineral (ore) reserve estimate a mineral reserve estimate of 32 million tonnes grading 2.83% nickel, 1.68% copper and 0.12% cobalt, based on the undiluted reserves reported by Teck. Similar mineral reserve estimates, also based on the undiluted reserves reported by Teck, were included in Inco’s Annual Report on Form 10-K for the years ending December 31, 1997, 1998, 1999 and 2000.

5.3.2

ITSL Estimate (SNC-Kilborn Engineering Study)

ITSL and VBNC carried out a new mineral resource estimate on the Ovoid and Mini-Ovoid deposits in 1997 which is stated below in Table 5.3.2. These mineral resource estimates were determined using industry standard methods and are in compliance with CIM’s Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

Table 5.3.2:  1997 Mineral Resource Estimate, ITSL

Zone	Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid Massive	Measured	21,820	3.71	2.16	0.185
Ovoid & Mini-Ovoid Disseminated	Measured	7,060	1.10	0.71	0.062
Total	Measured	28,880	3.07	1.81	0.154
Southeast Extension	Indicated	2,390	0.78	0.44	0.042
Total	Meas. & Ind.	31,300	2.89	1.70	0.145

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The mineral resource estimates set forth in Table 5.3.2 were based on a cut-off value that corresponded to a nickel grade of 0.5% nickel, compared to the Teck estimate, which used a cut-off value that corresponded to a nickel grade of 0.3% nickel. The higher cut-off value, coupled with a more conservative geological interpretation, resulted in a reduced tonnage at a higher grade.

The 1997 mineral resource model was provided to Kilborn for pit planning and determination of the mineral reserve estimates. Based on the pit design for the Ovoid and Mini-Ovoid deposits, a proven mineral reserve estimate of 31 million tonnes grading 2.88% nickel, 1.69% copper and 0.145% cobalt was reported in Inco’s Annual Report on Form 10-K for the year ended December 31, 2001. The mine plan projected the recovery of 100% of the massive sulphide mineralization and 60% of the disseminated sulphide mineralization included in the mineral resource estimate for an overall recovery of 88% of the resource. The pit design did not include the extraction of the mineral resource in the Southeast Extension deposit. Dilution was estimated at 11.4% of tons at a grade of about 0.1% nickel, 0.1% copper and 0.01% cobalt.

5.3.3

Inco Resource Statement, 31 August 2003

A mineral resource model was completed in January 1998 and later updated to include the Southeast Extension deposit in April 1999. This mineral resource model was used as the base for the mineral reserve estimate and mine plan in the 2003 Feasibility Study. The 1999 model incorporated all the drilling data available by April 1999 and benefited from an increased confidence in the geological modeling of the various ore zones and in the grade interpolation due to the addition of diamond drilling since the construction of the previous model in June 1997 used in the ITSL mineral resource estimate.

The 1999 model incorporated the geology from an additional 34 metallurgical holes and the geology and assay data from an additional 28 holes drilled in 1997 to better define the pit limits. In addition, the topography was revised based on a new survey of all the drill hole collars.

Dilution of the Mineral Resources Block Model

Internal geological dilution has been accounted for during the interpolation process. A component of vertical dilution was added by using troctolite samples located on the outer side of the low-grade zone.

Mineral Resource Classification

The mineral resource estimates have been classified in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The measured resource category has been applied to the Ovoid and Mini-Ovoid deposits and the indicated mineral resource category has been applied to the Southeast Extension deposit.

Classification criteria were developed using the number of holes, the continuity in the mineralization and the anticipated level of mining selectivity in each zone

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Mineral Resource Estimate

The historical mineral resource estimates from the Inco Report are shown in Table 5.3.3. These mineral resource estimates are inclusive of the mineral reserve estimates stated in Table 7.1.4 and discussed later in section 7.1. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The mineral resource estimates were determined with the benefit of data from additional drill holes compared to the 1997 mineral resource estimates shown in Table 5.3.2. The tonnage estimate has increased since the 1997 mineral resource estimate by about 2% and the nickel grade has decreased by 0.1% as a result of the slight decrease in the volume of the massive sulphide zone and an increase in the volume of the disseminated zone indicated by the additional drilling results.

Table 5.3.3:  31 Aug 2003 Mineral Resource Estimate, Inco

Zone	Classification	Resources (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid Massive(1)	Measured	21,280	3.72	2.17	0.184
Ovoid & Mini-Ovoid Disseminated(1)	Measured	8,030	1.00	0.67	0.055
Total	Measured	29,310	2.97	1.76	0.149
Southeast Extension	Indicated	2,600	0.81	0.47	0.038
Total	Meas. & Ind.	31,910	2.79	1.65	0.140

(1) All the blocks in the model are reported as mineral resource. i.e. no cut-off applied.

(2) Assuming selective mining of 10mx10mx5m blocks based on a 0.5%Ni cut-off grade.

In the Independent Audit, AMEC independently audited each step of the mineral resource modeling process and determined that the mineral resource models were acceptable to support mine planning and declaration of mineral reserves. AMEC suggested some minor changes to the process and recommended the drilling of additional drill holes for future pit optimization work.

Based on AMEC’s recommendation, an additional 7 drill holes were drilled in the Southeast Extension deposit and an additional 18 bore holes were drilled in the Ovoid and Mini-Ovoid deposits to better define the shape of the ore contact at the pit edge in late 2002 and early 2003. The recommendations suggested by AMEC for modeling were incorporated into the process and a new block model was produced. A mineral resource estimate was carried out on the revised model to determine the impact of the additional drilling on the estimate used for the 2003 Feasibility Study. The preliminary mineral resource estimate based on this revised model is essentially identical to the mineral resource estimate used in the 2003 Feasibility Study.

Model Data & Geologic Model

All data used for the modeling was stored in a Datamine  database. The geological interpretation was carried out by ITSL and VBNC geologists and it was initially based on the modeling of the troctolite unit hosting the mineralization. Within this envelope, two domains of massive sulphide mineralization and low-grade mineralization were further defined.

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The outer boundary of low-grade mineralization is always located inside the troctolite envelope and corresponds with a natural discontinuity in the sulphide content profile. In the Southeast Extension deposit, only the low-grade mineralization was modeled since the Southeast Extension deposit is basically contiguous with the overall troctolite envelope and no significant massive sulphide intersections have been intersected.

In all the deposits, the geological interpretation was “snapped” in 3D to the actual location of the drill-holes. The resulting 3D envelope was then checked in both plan and long-section views to ensure 3D consistency. Drill-hole assays inside and outside the massive sulphide envelope were composited with a length of 1m.

The block model origin in UTM NAD 83 coordinates extends from 555150 east to 556200 east, 62442550 north to 6243450 north and for 540m in elevation (4660 m to 5200 m in the Voisey’s Bay Main Block reference system, where 500m equals mean sea level). The block dimensions are 10m x 10m x 5m vertical.

Grade Capping

No direct high-grade capping was applied to the samples used in the mineral resource model. In the areas of massive sulphide mineralization domain, there are no significant high-grade outlier data. In the areas of low-grade mineralization, the skewness of the population is handled in the mineral resource model construction through the use of multiple indicator kriging.

Variography

Variograms were computed for nickel, copper, iron and sulphur. The vertical (downhole) variograms were used to establish the nugget effect. Grade and indicator variograms were run independently within the areas of massive and low-grade mineralization and within the three deposits of different orientations, i.e., the Mini-Ovoid, Ovoid and Southeast Extension deposits. A total of 20 grade variograms (nickel, copper, iron and sulphur in the Ovoid and Mini-Ovoid deposits and nickel and copper in the Southeast Extension deposit) and 48 indicator variograms (8 indicators for nickel and 8 indicators for copper in all three deposits) were calculated, modeled and later used for grade or indicator interpolation.

Block Model Interpolation

Grade interpolation was done through nearest neighbour, ordinary kriging and indicator kriging for comparison and validation purposes. The model endorsed for mine planning and resource reporting is the ordinary kriged model in the massive sulphide mineralization and the multiple indicator kriged model in the disseminated mineralization.

While three grade interpolation techniques provide the same global average of the mineral model before applying a cut-off, the nearest neighbour method is not appropriate for local estimation and is only used as a check to ensure the absence of global biases. Indicator kriging is deemed more appropriate to deal with skewed grade distributions and was used in the disseminated domains to properly account for the high-grade outliers during the interpolation process.

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Multiple interpolation runs with various search distances and composite selection requirements were performed for nickel, copper, iron and sulphur by ore type and variography domain. A total of 156 interpolation runs were completed in the building of the various models, with 32 nearest neighbour runs and 124 kriging runs.

Block Model Validation

The block model has been validated in several ways. An extensive review of block model grade plans and sections was performed to ensure that grade interpolation was honouring the data and interpolation domains.

The average grades of 1m composites, and nearest neighbour, ordinary kriging and indicator kriging models, were compared. In general, there is reasonable agreement among various validation methods and no global bias is present in the mineral resource model.

In the Southeast Extension deposit, where significant ore sorting is anticipated to be possible through grade control, the smoothing occurring in the indicator kriged model was assessed and corrected using an indirect lognormal volume-variance correction. This was done to mitigate the chances of a biased estimate of the recoverable mineral reserve as a result of underestimating the recoverable grade. The corrected grades were included in the final model used for mine planning and mineral resource and mineral reserve reporting.

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6.0

GEOLOGY & SAMPLING

The information presented in this section is taken from Inco's Technical Report dated 31 August, 2003.

6.1

Geological Setting (Item 9)

6.1.1

Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south-trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic -age Churchill Province gneisses to the west. The crustal suture was formed more than 1800 Ma ago.

The next major geological event occurred between 1350 and 1290 Ma ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions (Figure 6.1). These intrusions, collectively referred to as the Nain Plutonic Suite (“NPS”), include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the NPS have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the NPS. Otherwise, there has been no major deformation since the emplacement of the NPS. Mafic dykes occupy parts of these east-west structures.

6.1.2

Main Block

The geology of the Main Block is shown in Figure 6.2. Archean Nain Province and Early Proterozoic Churchill Province rocks compose the basement lithologies. The Nain Province rocks consist of moderately to strongly migmatized, isoclinally folded, quartzofeldspathic gneisses with lesser metasedimentary, amphibolitic and minor anorthositic material. The Churchill gneisses proximal to the deposits consist of equal proportions of quartzofeldspathic paragneiss and garnetiferous, locally graphitic and sulphidic, paragneiss. These paragneisses are part of an extensive lithologic unit called the Tasiuyak Gneiss.

The gneisses are intruded by an Early Proterozoic orthogneiss and by Middle Proterozoic NPS rocks. The orthogneiss is an orthopyroxene-bearing tonalite that occurs along and proximal to the collisional suture in the deposit area. It is strongly lineated with gneissosity developed locally. The orthogneiss essentially encloses the deposits that will be mined with the open pit.

The NPS can be separated into four distinct rock types: anorthosite, ferrodioritie, troctolite and granite. Geological mapping and airborne magnetic surveys indicate that the NPS intrusions are essentially flat-lying, relatively undeformed sheets.

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Portions of two major NPS anorthosite complexes are present on the Main Block. The Ikadlivik Massif occurs in the northwestern part of the property and the Kangeklualuk Massif occurs in the northeastern part of the Main Block.

The Voisey’s Bay Intrusion (“VBI”), Ashley Intrusion and Mushuau Intrusion of the NPS are mafic in composition and are dominantly composed of olivine gabbro and troctolite with variable amounts of leucotroctolite, melatroctolite, olivine norite, gabbronorite and ferrodiorite. The Voisey’s Bay deposits are hosted by the VBI, which has been estimated to be at 1338 Ma old.

6.1.3

Deposit Geology

Intrusion-types within the VBI

The VBI occurs in three intrusions. The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit. The second is the troctolite dyke, commonly referred to as the “feeder dyke” or “conduit.” It extends north of the Eastern Deeps chamber as a thin, flat-lying, body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips. The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion. The “conduit” ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1000 metres. The feeder dyke joins the two chambers.

Rock Types

The VBI consists of a variety of dominantly troctolitic cumulates, distinguished principally by (i) variations in the proportions of cumulus olivine and plagioclase, (ii) the amount of intercumulus minerals such as clinopyroxene, hornblende and biotite and (iii) the presence of sulphide and a variety of both locally-derived and exotic xenoliths. Feeder olivine gabbro occurs within the feeder dyke and sometimes as a marginal phase along contacts between the VBI and country rock. It is a plagioclase ± olivine cumulate containing much more intercumulus material (between 30 and 50 modal per cent) than other components of the VBI. Ferrodiorite or ferrogabbro is also present in the feeder environment. They have a finegrained, noncumulate texture. Ferrodiorite is generally massive but occasionally exhibits compositional banding, particularly in areas where sulphide is present.

Rock Types Hosting Mineralization

Varied-textured troctolite or variable troctolite underlies the normal troctolite and occurs in the basal portion of the Eastern Deeps chamber and in wider sections of the feeder dyke. It differs from normal troctolite in that it contains up to 25% by volume gneiss inclusions and variable amounts of fine-grained disseminated to blotchy, pegmatitic sulphide. Inclusion-bearing troctolitic rocks, termed basal breccia or feeder breccia, occur at the base of the Eastern Deeps Chamber at the point of intersection with the feeder dyke, and within the feeder dyke and along contacts of the VBI with country rock.

Sulphide Types

There are four principal types of sulphide mineralization at Voisey's Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite. The last three

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types are interfingered and cannot be correlated as distinct units. They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits. For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphide. The contact between the massive sulphide and disseminated sulphide is sharp with very little inter-fingering. Examples of various types of mineralization are shown in Figures 6.3 and 6.4.

Massive Sulphide

Massive sulphide at the Ovoid and Mini-Ovoid deposits consists of accumulations of greater than 75% by volume of sulphide. The sulphide assemblage comprises pyrrhotite (varying proportions of finely intergrown hexagonal pyrrhotite and troilite), pentlandite, chalcopyrite, cubanite and magnetite. Trace quantities of galena, sphalerite, argentopentlandite and mackinawite are also present. Cubanite occurs as discrete grains and exsolution lamellae in chalcopyrite. Massive sulphide in the Ovoid and Mini-Ovoid deposits is characterized by very coarse grains (1-2 cm) of pentlandite, often occurring as partial to complete rims or “loops” around large crystals of pyrrhotite and as corroded-looking grains within chalcopyrite. A small amount of pentlandite also occurs as small “eyes” and exsolution lamellae within pyrrhotite.

Magnetite is a conspicuous component of massive sulphide in the Ovoid. Based on detailed observations on core from the BS series of diamond drill holes and on less detailed data from other holes. Magnetite is present in the 10-15 modal per cent range throughout much of the central Ovoid deposits, with a significant decrease to the 3-10 modal per cent range adjacent to the footwall contact. The magnetite forms subhedral to amoeboid-shaped crystals 1-5mm in size. Several areas of concentration with 20-40 modal per cent of abnormally coarse magnetite occur sporadically but seem to be preferentially located in the central parts of the Ovoid deposits.

Disseminated Sulphide

Leopard-textured sulphide (net-textured sulphide)

The term “leopard-textured sulphide” was introduced to describe a mineralization type consisting of black aggregates or oikocrysts of augite and olivine up to 0.5cm in diameter in a matrix of sulphide. In practice, this term now refers to any heavily mineralized, net-textured sulphide mineralization. The sulphide matrix consists primarily of pyrrhotite, pentlandite and chalcopyrite, which occur interstitial to the principal cumulus silicates, plagioclase and olivine. The proportion of sulphide varies from 20%-50% per cent by volume. The mineralogy of the leopard-textured sulphide is similar to that of adjacent massive sulphide.

Sulphides in basal breccia

Mineralization in basal breccia is much more variable than that of the two preceding mineralization types. It consists in part of small lenses or veins of massive sulphide, as veins of leopard-textured sulphide and, commonly, as blotches of sulphide interstitial to the inclusions of gneiss, troctolite, melatroctolite and ultramafic rocks, which are common in this rock unit. Again, the mineralogy of is the same as the mineralogy of the adjacent massive sulphide.

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Disseminated sulphides in variable troctolite

Sulphides are sometimes abundant (up to approximately 25%) in the lower part of variable troctolite sequences and usually decrease upward. They occur in two forms, most commonly as irregular blotches, 10-30cm in diameter, of sulphide intergrown with coarse silicates. The second form of sulphide occurs as irregular patches of disseminated sulphide within variable troctolite that displays a normal, medium-grained, fabric.

Post-Mineralization Intrusions and Structures

All rock units are intruded by younger granitic intrusions of the NPS. Both the Makhavinekh and Voisey’s Bay granites consist of medium to coarse-grained monzonite, quartz monzonite, syenite and granite. Geological mapping and diamond drilling have confirmed the sheet-like nature of these units. The Makhavinekh granite is rapakivi-textured with abundant ovoid-shaped feldspars. The Voisey’s Bay granite has a hypidiomorphic texture with minor, locally developed, rapakivi texture. The granites commonly form complex intrusive breccias with adjacent units, including the VBI.

East-west trending faults and joints that may be related to extensional tectonics are a prominent feature of Main Block geology; these are most common in the eastern half of the Main Block. Significant sinistral displacements occur across numerous regional, eastwest lineaments. Thin, very late, mafic dykes occupy some of these structures. Neither the granite nor mafic dykes cross-cut the mineralization within the planned open pit.

Some members of the late east-west oriented fault set cut and displace portions of the VBI. No major offsets have been documented within the mineralized zones, but minor dislocations may reduce ground strength in localized areas of gouge and fracturing.

6.2

Deposit Types (Item 10)

6.2.1

Sulphide Concentration

The mineralization of nickel, copper and cobalt within the VBI is magmatic sulphide genetically related to mafic magmatism. In deposits of this type, concentrations of sulphide result from the development of immersible sulphide-rich and silicate-rich liquids during the cooling of a magma. Chalcophile elements such as nickel and copper are preferentially partitioned into the sulphide rich liquid phase. Owing to differences in physical properties between these, such as differences in density and viscosity, they may spatially separate from each other to a greater or lesser extent.

Sulphide liquids are denser than silicate liquids and tend to concentrate at the base of mafic intrusions. Liquids of different density may also separate from each other through a process known as flow differentiation, which takes place where liquids pass through conduits or pass from one hydraulic regime (turbulent flow through a restricted passage, for example) to another (laminar flow in a larger magma chamber, for example). Complete separation of sulphide from silicate liquid by whatever process may result in the formation of a massive sulphide deposit with only minor amounts of entrained silicate; incomplete separation will result in the formation of disseminated sulphide deposits that can have extremely variable sulphide:silicate ratios. Both types are commonly found in the same deposit.

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The understanding of the process of sulphide concentration in magma described above was used to help guide exploration at Voisey’s Bay. Consequently, exploration was focused on areas where the feeder dyke exited into large magma chambers on areas where the feeder flared out or expanded in size and on areas where the feeder was constricted or irregular in attitude.

6.2.2

Deposits

The estimated mineral reserves and mineral resources at Voisey’s Bay are contained within distinct deposits within the feeder dykes and at the junction of the feeder with a chamber.

The deposits making up the Voisey’s Bay Project include Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook and Southeast Extension.  The deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid.  The Eastern Deeps deposit occurs at the junction of a feeder dyke with the Eastern Deeps Chamber. The Ovoid and Mini-Ovoid deposits and a portion of the Southeast Extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey’s Bay Project.

6.2.3

Geology of the Open Pit Deposits

Ovoid

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800m along a west-northwest axis and a maximum width of 350m, narrowing to less than 50m at its northwestern end. A typical geological section through the Ovoid deposit is shown in Figure 6.5. The maximum vertical depth of the Ovoid deposit approaches 120m. A thin, initially north-dipping feeder dyke extends from the base of the Ovoid, but this dip reverses and eventually dips to the south.

The feeder dyke forms an incomplete marginal skin, 0-20m thick, of variably net- to leopard-textured mineralized troctolite and basal breccia with disseminated sulphides. This marginal skin surrounds a core of massive sulphide mineralization approximately 350m in diameter and up to 120m thick.

Mini-Ovoid

Toward the western extension of the Ovoid, the deposit becomes more elongate or trough-like in transition to the more dyke-like form of the Discovery Hill deposit. This area is known as the Mini-Ovoid deposit; a typical section is shown in Figure 6.6. The sequence of troctolite intrusion and sulphide deposit is more complete than in the Ovoid deposit. The upper or northern margin of the intrusion in this area consists of unmineralized gabbroic to troctolitic material, either in chilled contact with the overlying gneiss or as a breccia of intrusive and gneiss fragments. Sulphide content increases abruptly downwards into a zone of net- and leopard-textured troctolite with some massive sulphide veins and segregations. Sulphides within this unit are dominantly finer-grained, net-textured and have leopard textures. A large lens of massive sulphide, spatially distinct from the massive sulphide in the Ovoid deposit, occupies the central portion of the Mini-Ovoid deposit and overlies weakly mineralized basal breccia along the lower or southern contact.

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The base of the Mini-Ovoid deposit merges into the feeder dyke, which dips about 70º to the north at this location.

Southeast Extension

In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccia extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps chamber (Figure 6.7). Immediately southeast of the Ovoid deposit, the troctolite broadens into the main troctolite intrusion called the Eastern Deeps chamber, host to the Eastern Deeps deposit. The area known as the Southeast Extension is the variably mineralized zone between the Ovoid deposit and the Eastern Deeps deposit. The Southeast Extension mineralization averages between 50m and 100m thick and subcrop at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450m (Figure 6.7).

The Ovoid/Mini-Ovoid and Southeast Extension deposits are completely covered by 15-20m of unconsolidated glacial and marine sediments.

6.3

Mineralization (Item 11)

6.3.1

Major Metal Zoning

Nickel distribution in massive sulphide is remarkably consistent throughout the Ovoid and Mini-Ovoid deposits. Figure 6.8 is a plan view showing the variation of the nickel grade within the mineralization in the planned open pit. Figures 6.9 and 6.10 show bar charts along several drill holes reflecting the distribution of nickel in the Ovoid and Mini-Ovoid deposits in section. Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel.

Copper grades are considerably more variable than those of nickel. Copper grades in massive sulphide are highest along the southwest side and central portions and lowest along the west, north and east sides of the Ovoid deposit. Figure 6.11 shows a plan view of the variation of the copper grade within the mineralization in the open pit. Figure 6.12 shows a section with a bar chart showing the distribution of copper in the Ovoid deposit. The concentration of a higher grade copper zone within the Ovoid is interpreted to represent the location of the last sulphide liquid to crystallize within the massive sulphide zone of the Ovoid deposit. The variability in the copper distribution and the concentration of the copper within distinct zones will result in a higher variability in the copper grade compared to the nickel grade in the mine feed to the mill.

Grade simulation models based on the assay data from the closely-spaced metallurgical holes were developed to assess the short-range variation in the copper to nickel ratio in the mine feed to the concentrator. Further assessments are planned to determine the impact of variable Ni:Cu ratios on the capacity of the flotation section of the concentrator and concentrate grades. Mining sequencing and/or feed blending methods may be necessary in order to optimize the concentrator performance. VBNC has developed the simulated block model and future production scheduling will incorporate estimates of the range of the copper to nickel variations.

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The significant concentration of cobalt in pentlandite and the very good correlation between nickel and cobalt suggests that nearly all cobalt occurs in pentlandite. This relationship has been confirmed by mineralogical studies.

6.3.2

Mineralogy

Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 8% chalcopyrite/cubanite and contains 5% magnetite. The pyrrhotite is hexagonal and on average contains about 0.29% nickel. The pyrrhotite to troilite ratio is approximately 70:30. The troilite contains only trace amounts of nickel.

The pentlandite is coarse grained and often forms coarse “loop textures” rimming large crystals of pyrrhotite. The pentlandite is frequently associated with magnetite, which is dispersed throughout the sulphide minerals. Magnetite can occur in local concentrations, ranging from less than 5% to as high as 30%.

The cubanite occurs as intergrowths with chalcopyrite as exsolution lamellae and rarely as granular aggregates within the chalcopyrite. The chalcopyrite to cubanite ratio averages about 90:10 but high concentrations of cubanite are locally present.

6.3.3

Trace Element Zoning

In 1996, VBNC re-analyzed 652 samples from the Ovoid deposit (pre-existing pulps) for lead, zinc and other trace elements. The samples were originally assayed for nickel, copper, cobalt, iron, sulphur and precious metals in 1995 under the management of ARL, but these analyses did not include any analysis of trace elements. Twenty-five holes from the Ovoid deposit were selected to provide good spatial distribution throughout the deposit at approximately 50m centres.

Of the 25 holes selected, the core of the majority contained less than 100ppm lead and many contained less than the detection limit of 8ppm. Four holes contained consistent intervals with anomalously high lead levels in the 200 to 1500ppm range. These four holes are adjacent to each other and are located in the southwest portion of the main Ovoid massive sulphide body.

The zinc assays are mostly in the 0 to 350ppm range, with a few scattered, more elevated, samples of up to 525ppm. The mean value is approximately 150ppm. There is no obvious strong clustering of anomalous values within the sampled volume of massive sulphide.

Excessive levels of lead and zinc can be a potential source of metallurgical problems in the refining stage.

The authors recommend that during the development of the Voisey’s Bay Project, additional analyses for lead be carried out to better define any zones containing elevated levels of lead. These zones should be identified in the resource model to provide improved estimates of the lead levels in the mine feed to the concentrator.

6.4

Exploration (Item 12)

Apart from government, university and minor industry reconnaissance surveys, the area of the Voisey’s Bay deposits was unexplored prior to the prospecting work carried out by ARL on behalf of DFR beginning in 1993. The gossan on what is now Discovery Hill

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was recognized and sampled (but not chemically analyzed) in 1985 by personnel of the Province’s Department of Energy, Mines and Resources.

In 1993, prospectors from ARL, working on behalf of DFR, discovered significant nickel-copper-cobalt mineralization in outcrop on Discovery Hill. Samples returned values of up to 6% copper. Subsequent analysis for nickel yielded values of up to 3%.

In 1994, Geotech Surveys performed ground horizontal loop electromagnetic (“HLEM”) and magnetometer surveys over the Discovery Hill and Ovoid Deposits on cut-lines spaced at 100m intervals. A MaxMin system, with 100m coil spacing and readings taken every 25m, was used for the HLEM survey; a proton precession magnetometer with readings taken every 12.5m was used for the magnetometric survey. The HLEM survey identified a conductive zone over 1.1km in strike length extending east from Discovery Hill. Drilling commenced in October of that year to test the discovery outcrop and the associated conductive zone and the results of the first four holes were reported by DFR on November 17, 1994. Hole VB94-2 intersected 71m grading 2.23% nickel, 1.47% copper, and 0.12% cobalt.

In January 1995, DFR reported the first intersection for the Ovoid deposit; diamond drill hole VB95-07 intersected 104.3m of massive sulphide. Subsequent drilling during 1995 defined the approximate extent of mineralization within the Ovoid deposit. This drilling was completed to provide information on nominally 50m spaced lines with a 50m interval between boreholes on each line.

A bulk metallurgical sample containing 4.5 tonnes of disseminated material and 32.3 tonnes of massive sulphide was obtained by diamond drilling HQ diameter core. This sample was shipped to SGS Lakefield at Lakefield, Ontario. The results of the metallurgical tests were used by Teck to prepare the Teck Study.

An airborne helicopter electromagnetic (“HEM”) survey consisting of multi-frequency electromagnetic (“EM”) and total field magnetometrics with flight lines spaced 100-200m apart was completed over the five claim blocks owned by DFR. Within the Main Block, a detailed survey with flight lines spaced 50m apart was flown over the Ovoid deposit. This survey identified a conductive anomaly coincident with the known mineralization from Discovery Hill east to the Ovoid deposit.

A gravimetric survey was done over a large part of the exploration grid by Geoterrex Limited under contract to DFR. Bouguer gravity was computed using a mean density of 2.80g/cm3. The gravimetric survey generally responded to the various shallow mineralized zones with local complications introduced by variable overburden thickness and variations in rock types. Gravimetry proved to be an excellent tool to map the extent of the areas underlain by troctolitic rocks based on their higher density relative to the country rocks.

During 1995, surface time-domain electromagnetic surveys were performed using borehole EM systems. Part of the HLEM survey work was repeated using a longer coil spacing of 200m.

Geologists from ITSL mapped the entire Main Block in 1995.

In August 1996, ITSL took over the operation of the exploration program from ARL and all subsequent exploration programs have been under the direct supervision of ITSL.

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In 1997, a second bulk sample from the Ovoid deposit containing 45 tonnes of material was collected by means of PQ diameter core drilling. A diamond drilling program to further delineate the Ovoid and Mini-Ovoid deposits for the planning of the open pit was carried out as a follow-up to the recommendations following the assessment of the results of the Kilborn study. Four NQ-size holes were drilled in the walls of the proposed open pit by Golder Associates Limited (“GAL”) to collect geotechnical information to design the slope of the pit wall.

In 1998, drilling delineated mineralization in the Southeast Extension deposit potentially amenable to open pit mining. This drilling also demonstrated the continuity of this mineralization with the Eastern Deeps mineralized system.

In 2002, a third bulk sample was taken from the Ovoid deposit for metallurgical purposes. The sample consisted of approximately 100 tonnes from 63 PQ-size cored drill holes. In addition, eleven NQ diameter drill holes were surveyed by acoustic televiewer, including four in the Ovoid deposit, four in the Southeast Extension deposit and three in the Mini-Ovoid deposit. The acoustic televiewer surveys provided detailed information on the frequency and orientation of the joints in the rockmass which was used to assess the rock quality conditions to aid final pit design.

The geophysical and geotechnical data is of good quality and meets recognized industry standards. The geophysical data was not used to estimate the mineral resources contained within the proposed open pit. The geotechnical drilling was carried out by experienced geotechnical engineering companies.

Inco continues to explore the Voisey’s Bay property, both for surface and underground extensions of known, as well as, new mineralization.  The underground exploration is mandated in the existing agreements.  Logically, they are also pursuing the conversion of known mineral resources not yet in reserve to reserve status.

6.5

Drilling (Item 13)

6.5.1

Summary of Drilling

The Ovoid, Mini-Ovoid and Southeast Extension deposits were drilled extensively during the eight-year period from late 1994 to 2002 (Figure 6.13). The drilling was carried out by DFR before 1996 and by VBNC since then. All drilling was wire line diamond drilling with core size varying from NQ (rarely BQ) for exploration, pit delineation and geotechnical surveys, to HQ and PQ for bulk sampling programs designed to provide material for metallurgical purposes. A cutoff date of October 28, 2002 was used for purposes of modeling and mineral resource estimates for the 2003 Feasibility Study. The holes drilled in 2002 were not used to develop the block model for the mineral resource estimate or mine planning.

The drilling in both areas is summarized in Table 6.5.1 (as presented in the Inco Report). Core recovery from all boreholes was near 100%. Holes drilled for geotechnical purposes have not been used in resource modeling.

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Table 6.5.1:  Summary Drilling

Period	Hole Prefix	Purpose of Drilling	Holes	Metres	Core Size	Assayed Samples
Ovoid/Mini-Ovoid Drilling
1994-1998	VB	Exploration	108	19,524	NQ	5,523
1995	MET,DISS	Metallurgical bulk sample	29	4,436	HQ	257
1997	PT	Metallurgical bulk sample	34	2,765	PQ	-
1997-1998	PD	Pit delineation program	20	1,706	NQ	367
1997	OV	Pit wall design	4	740	NQ	-
1997	OP,FFC	Soil testing	8	491	NQ, BQ	-
2002	BS	Metallurgical bulk sample	63	6,605	PQ	-
2002	VB	Pit delineation program	17	1690	NQ	991
Total			266	37,957		6,147
Southeast Extension Drilling
1995-1998	VB	Exploration	37	8,236	NQ	3,454
1997	OP,FFC	Soil testing	2	319	NQ,BQ	4
1997	PD	Pit delineation	3	259	NQ	105
1997	SE	Exploration	5	639	NQ	162
2002	VB	Exploration & metallurgy	7	1250	NQ	566
Total			55	10,703		4,291
Source: Inco Report 31 August 2003

6.5.2

Drill Hole Location & Deviation

The original exploration drilling was carried out on a cut grid (the “exploration grid”) with lines initially spaced at 100m intervals, later in-filled with lines at 50m intervals over the Ovoid and Mini-Ovoid deposits. These lines were chained and surveyed using a compass. In 1995, a surveyed grid, or an “engineering grid”, was created over the exploration grid and extended eastward to cover the exposed area of the Eastern Deeps chamber of the VBI, to allow for location using UTM NAD83 coordinates. Survey pins were inserted at 100m spacing and tied into existing survey monuments. An elevation datum of 5,000m was established for mean sea level. In 1996, borehole collar locations were determined by a Global Positioning System (“GPS”) that required post-processing. All borehole collar locations and elevations have subsequently been verified by a GPS system to ±1 cm. Elevations were determined as metres above mean sea level. Collar azimuths have also been verified with the GPS system.

Hole inclinations were initially surveyed with “acid tests,” a system that was replaced from 1995 to early 1996 by the tropari instrument. A photogyro orientation tool was introduced to the Voisey’s Bay Project in 1996 and was used to survey pilot plant and pit delineation drilling in the Ovoid deposit. The holes surveyed with the photogyro

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instrument showed minimal deviation from their planned trajectories, with typical maximum values being 1.5º on azimuth and 1.0º on dip over a maximum down-hole length of approximately 150m. Minor deviations are of little concern because of the size and near-surface location of the Ovoid, Mini-Ovoid and Southeast Extension deposits. Based on these results, the original drill holes taken from the Ovoid deposit are considered to have similar amounts of deviation. Present procedure involves using the single shot Sperry-Sun instrument to monitor the progress of the borehole. The tests are conducted by VBNC technicians every 30m and verified by VBNC geological personnel. A photogyro survey is completed every 100m in holes more than 200m deep. The path of the trajectory is evaluated, and if necessary, the path is corrected by wedging to achieve the pierce point. All boreholes are photogyro surveyed after completion.

The boreholes were drilled both vertically and at angles at 50m intervals. The metallurgical holes were drilled between the 50m sections, generally as a “fan” of holes. The sample lengths were corrected to true thickness in the three-dimensional geological model.

6.6

Sampling Method & Approach (Item 14)

6.6.1

Method & Approach

Diamond drill core was securely boxed at the drill site, transported by helicopter to the exploration camp and logged by geologists. Data recorded included lithology, descriptive text, structure, sulphide percentage and sulphide mineralogy. The geologist indicated the intervals to be sampled and analyzed. Before September 1996, geological data was recorded on paper and then transferred to an electronic database. Subsequent to this date, borehole logs were input directly into a BORIS proprietary borehole database system developed by ITSL. This database system also interacts with the project assay database to produce borehole logs and provide formatted data for a variety of other external programs. All older logs were also transferred to this system. Continuity of classification and description is assured as some of the present VBNC staff have been involved since February 1995. Adherence to logging standards for new personnel is assured by a comprehensive training program.

Core from the holes drilled for metallurgical bulk sample and pilot plant programs was retained in its entirety for metallurgical testing programs except for bulk sample series holes, where a 15cm core sample taken every 6m was retained as a skeletal record. All other mineralized core was split in half by diamond saw. With the exception of some of the very earliest drilling, where a maximum sample length of 2m was used, and the exploration drilling carried out between 1997 and 2002, where a maximum of 1.5m was used, the maximum length during most of the Ovoid drilling campaigns was 1m, taking into account with the geological contacts. The first half of all mineralized core to be assayed was sampled on site. Samples of split core were bagged and shipped by air to the relevant sample preparation facility being employed at the time.

The second half of all core was retained for other purposes, such as preparation of metallurgical test samples, check assaying, petrographic and mineralogical studies and geotechnical studies.

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All core drilled in areas that have potential for future development (i.e., shafts, drifts, ramps, or other development, all core through the mafic intrusive material near the Ovoid/Mini- Ovoid/Discovery Hill deposits and the Reid Brook deposits, as well as 10m of footwall/hangingwall gneiss and all half and quartered core that had been processed for assay) has been retained. The remaining core has been digitally photographed and a skeleton core record has been retained for all holes.

Systematic collection of geotechnical data did not commence until July 1995; most drill holes completed before this date were not characterized geotechnically. Data recorded during various periods included core recovery, rock quality designation (“RQD”), fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity. Some holes were drilled to obtain oriented core for structural analysis to be used in pit wall design. In addition, four holes in the Ovoid deposit, four holes in the Southeast Extension deposit and three holes in the Mini-Ovoid deposit were surveyed by acoustic televiewer to provide additional information on rock quality conditions for final pit design. This data is stored in geotechnical logs separate from the main geological and assay databases.

6.6.2

Drill & Sampling Verifications

Because of the coarse grain size of the massive sulphide at the Ovoid deposit and concerns that split NQ core might not provide a large enough sample, ITSL carried out a limited program of field duplicate sampling and chemical analysis in 1995, comparing results from sawn ½ NQ core (the original samples) with those from identical intervals of sawn ¼ NQ core (half of the remaining sample). Although the results were noisy (i.e., a high nugget effect), no biases were detected in the analytical results. A similar program in 2003 on a pair of twinned NQ and PQ holes, sampled in identical intervals, also demonstrated that there was no bias in the assay results from the samples between the NQ and PQ core.

ITSL and VBNC personnel carried out an audit on the database in 2002 that included a review of the sampling procedures. No sampling errors were noted.

The transportation of the core from the drill site and sampling was carried out by the geologists and geological technicians from ARL and VBNC. Photographs were taken of all of the core for future reference.

A total of 4,291 samples in the database were used to estimate the mineral resources for the Voisey’s Bay Project (see Table 6.5.1). The sample lengths have been corrected to true width in the three-dimensional geological model and the block model.

The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in this Report. The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

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6.7

Sample Preparation, Analyses & Security (Item 15)

6.7.1

Sample Preparation

Initially, sample pulps from the exploration programs at the Ovoid deposit were either prepared at Chemex Labs Ltd. (“Chemex”) in Vancouver, British Columbia or at sample preparation facilities operated by Eastern Analytical Laboratory (“Eastern Analytical”) in the Province at Goose Bay and Springdale. Chemex is ISO 9002 certified.

After Inco’s acquisition of DFR was complete in August 1996, the following sample preparation and quality control protocols were instituted:

•

entire samples were crushed to a nominal 10 mesh using a crusher;

•

a riffle was then used to take a representative split of the crushed sample, which was pulverized to minus 150 mesh with a ring pulverizer;

•

the remaining crushed material and a second portion of the pulp were stored;

•

the sample preparation laboratory was instructed by the geologist to insert the appropriate Inco standards with the samples; and

•

a split of the pulps was then forwarded to Chemex in Vancouver for analysis.

6.7.2

QA & QC Analysis

Chemical analyses of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex in Vancouver.

At Chemex the samples were analyzed by fusing the sample with sodium peroxide, dissolution in hydrochloric acid and the determination of nickel, copper, cobalt, iron and arsenic on a Perkin-Elmer Optima Induced Couple Plasma (“ICP”). Sulphur was determined by a Leco Combustion method. Gold, platinum and palladium were determined by a lead collection fire assay/ICP technique on a one assay/ton sample. Silver was determined by aqua regia dissolution/atomic absorption finish on a 2 gram sample.

In 1996, Teck conducted a program of check analyses as part of its work in connection with the Teck Study. A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories. The Teck Study concluded that these check results validated Chemex’s assay values for nickel and copper but suggested a bias in cobalt analyses. Also in 1996, Inco carried out a similar program of check analyses on a smaller number of samples with similar results. The cause of the bias in cobalt analyses was identified and previous results corrected.

6.7.3

Specific Gravity

Initially, SG data for core samples from the Ovoid deposit exploration were determined by pycnometer at Chemex in Vancouver on composited assay pulps whose make-up was determined by on-site personnel. Improper compositing of samples led to incorrect values. These were corrected and the procedure was replaced by estimating SG from regression equations based on the chemical composition and measured SG of 350 calibration samples. The following equations were used:

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If Fe(%) <20

then SG = 2.6079 + 0.0373 x Fe(%) - 0.011 x S(%)

If Fe(%) >20 and <51

then SG = 2.493 + 0.0125 x Cu(%) + 0.0340 x Fe(%)

If Fe(%) > = 51 and <60

then SG = 3.0282 + 0.009 x Cu(%) + 0.0332 x Ni(%) + 0.0286 x Fe(%)-0.0037 x S(%)

If Fe (%) >60

 then SG = 4.75

The calibration of the calculated SG plotted against the measured specific gravity is shown in Figure 6.14.

6.7.4

Adequacy & Security

Between the discovery of the mineralization in 1993 and May 1995, all exploration was carried out by DFR and Inco had no input into, or any responsibility for, any procedures used by DFR. Due diligence investigations by Inco during and subsequent to this period suggested that all exploration had been carried out in a thoroughly professional manner.

Because all significantly mineralized core has been cut, sampled and chemically analyzed and because of the apparent good continuity of mineralization within the Ovoid, Mini-Ovoid and Southeast Extension deposits, the sampling density is considered to be adequate for purposes of geological and resource modeling. Core sampling procedures, sample preparation and analysis have been in accordance with generally accepted practices at the time of drilling.

In Inco’s opinion, based on the quantity and characteristics of the sampled material, the consistency of results from drilling campaigns undertaken and the assay results from the metallurgical tests, the sampling preparation security and analytical procedures were adequate.

6.8

Data Verification (Item 16)

ITSL carried out a comprehensive internal audit of exploration methodologies and drill hole and assay databases for the entire Voisey’s Bay Project during 2002. The audit included an assessment of the following:

Coordinate Systems and Grids

Diamond Drilling

Establishing Borehole Collar Locations

Monitoring of Borehole Trajectories

Core Reception, Handling and Storage Procedures

Drill Logging and Core Sampling Procedures

Recording of information

Recording of Header, Survey and Comments Information

Recording of Geological Information

Recording of Geotechnical Information

Core Sampling Procedures

Log Verification and Security of Project Borehole Database

Data Flow

Sample Handling, Preparation and Assaying

Sample Preparation Procedures and Quality Control Measures

Laboratory Reporting Procedures

ITSL Quality Control Measures

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Storage of Mineralized Rejects

Specific Gravity

Appending Analytical Results to Borehole Logs

Creation of Datamine Files

Validation/Audit of Master Database

Header Data

Directional Survey Data

Verification of Assay Data

Comments

Geological Entries

Verification of Datamine  Database

The audit concluded that the quality of the data collected by VBNC exploration personnel, including for the period prior to Inco’s acquisition of DFR in August 1996, was of high quality and demonstrates thoroughness and professionalism at all levels and the assay database is free of errors and can be used for geological modeling, grade and tonnage estimation exercises.

6.9

Adjacent Properties (Item 17)

No information from adjacent properties has been used in the exploration program or in the estimation of the mineral resource.

6.10

Mineral Processing & Metallurgical Testing (Item 18)

Approximately 100 tonnes of material were collected from the Ovoid and Mini-Ovoid deposits using PQ-size core in 2002 (BS holes in Table 6.5.1). The sample was planned to provide a mix of disseminated sulphide mineralization and massive sulphide mineralization at a ratio of 25:75. SGS Lakefield prepared a bulk sample that was intended to represent the average blend of feed to the concentrator during several different production periods over the life of the mine. The locations of the PQ drill holes are shown in Figure 6.15. The head grades of the samples are consistent with the grades projected from the block model and are considered to be reasonably representative of the production grades.

The development of the metallurgical process to treat ore from the Ovoid deposit has progressed through extensive bench-scale and pilot plant testing performed during 1995, 1997 and in 2002-2003. Most of the bench scale and some miniplant studies were performed at ITSL, while the pilot scale tests with some supporting bench scale work was done at a facility of SGS Lakefield under the general direction of ITSL engineers. Recognized contract testing/research organizations and equipment suppliers conducted test work on the ore and the concentrate produced in the pilot plant to establish crushing, grin ding, thickening and filtration requirements and to examine the flow and storage characteristics of the concentrates. These tests provided information for flow sheet development and plant design criteria.

The major portion of the test work carried out prior to 2002 was based on the production of two concentrates, a nickel concentrate and a copper concentrate. In 1999, a decision was made, based on the requirement to produce a concentrate containing minimal copper for Inco’s smelter in Thompson, Manitoba, to produce three concentrates:

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i) a high-grade nickel low copper concentrate,

ii) a “middling” concentrate containing both copper and nickel, and

iii) a high-grade copper concentrate.

In order to determine the metallurgical parameters required for the plant design and to test improved metallurgical conditions developed at ITSL, sufficient core was drilled from the Ovoid and Mini-Ovoid deposits in 2002 to obtain samples representative of each year of operation for pilot plant tests at a facility of SGS Lakefield. Each phase of the 2002-2003 pilot plant campaigns was defined by the time the phase was carried out and the ore that was treated.

•

Phase 1 of the 2002-2003 pilot plant campaigns was carried out in July and August, 2002;

•

Phase 2 in September and October, 2002;

•

Phase 3 in November and December 2002;

•

Phase 4 in January 2003 and Phase 5 in February 2003.

Most pilot plant runs were carried out using specified blends of core. For instance, the Phase 4 pilot plant campaign, which examined the ore from Years 11-14, was carried out using blends representing the overall material in those years, a 85% massive sulphides feed with the sulphides from the Ovoid deposit, a 85% massive sulphides feed with the sulphides from the Ovoid deposit, and a 80% disseminated sulphides feed. This increased the confidence in the flowsheet being capable of treating various types of feed from the Voisey’s Bay deposits. For some blends, there was enough material to perform only one run and thus not all conditions could be fully optimized.

The optimized metallurgy from each series of tests is shown in Table 6.10.1. The resulting nickel grade/recovery curve for Phase 1, Phase 2 and Phase 3 of the 2002-2003 pilot plant campaigns is shown compared to the earlier results in 1995 and 1997. In both cases the nickel recovery and grades are for the combined high grade and middling concentrates.

Table 6.10.1:  Nickel Grade/Recovery Diagram, VBN Open Pit Ore(1)

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(1)  1995, 1997, Phase 1, Phase 2, and Phase 3 Pilot Plant campaigns)

SNC-Lavalin produced predictive equations establishing the expected metal recoveries and concentrate grades relative to the ore feed grades using the mass balance derived from the Phase 2 pilot plant campaign. The equations are:

Nickel Concentrate (combined high-grade and middlings)

Ni Recovery = 89.54 + 0.7448 x %Ni - 11.78 /%Ni + 1.443 / %Cu

Total recovery in Cu and Ni concentrates capped at 92%

Cu Recovery = 16.18 - 0.1198 x (%Cu + %Ni) + 0.37298 x (%Cu / %Ni)2 -

2.863 x %Cu / %Ni

Total recovery in Cu and Ni concentrates capped at 99%

Co Recovery = Ni Recovery

Ni grade = 14.29 - 0.8814 x %Cu / %Ni + 1.791 x %Ni

Copper Concentrate

Cu Recovery = 84.88 - 3.327 / %Cu + 2.564 / %Ni + 0.4569 x %Cu

Cu Grade = 33.08 + .2090 x %Ni / %Cu –2.371/%Cu

Ni Recovery = 1.796 x %Cu / %Ni - 0.2162 x (%Cu / %Ni)2 - 0.07

Co Recovery = Ni Recovery

AMEC, when reviewing this model, observed that it is somewhat conservative and that transportation and refining costs may be somewhat less than predicted based on comparing model to pilot plant results. The following Tables 6.10.2 and 6.10.3 show the predicted recoveries and grades versus pilot plant values for the life of the Ovoid deposit.

Table 6.10.2:  Nickel Recovery to Concentrates over the LoM (Open Pit)

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Table 6.10.3:  Nickel Grade of Nickel Concentrates over the LoM (Open Pit)

Engineers from various consulting firms utilized by ITSL, including SNC-Lavalin, AMEC and K D Engineering Co. Inc., have reviewed the metallurgical test results and the subsequent calculations and are of the opinion that they form a sound basis for design of the Voisey’s Bay concentrator and ancillary facilities. Metallurgical parameters derived from the test work were therefore applied during the 2003 Feasibility Study. These same parameters have been applied to the current resource model and used to estimate the mineral reserves and the mineral resources.

Testing to determine metallurgical variability due to location within the Voisey’s Bay deposits and differences in mill feed grade and mineralogy is in progress and is expected to continue until production has started.

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Figure 6.1:  Regional Geology

Figure 7-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Regional Geology

Cape Chidley
NAIN PROVINCE
R
Abloviak shear zone
Saglek Block
M
SF
CHURCHILL PROVINCE (including Rae Province)
Nain Plutonic Suite
Nain
VOISEY'S BAY DEPOSIT
Mistastin Batholith
H
Hopedale Block
I
Quebec - Labrador boundary
ML
Harp Lake Complex
MAKKOVIK PROVINCE
GRENVILLE PROVINCE
Mesoproterozoic
Anorthosite - granite suites
Paleoproterozoic
Tasiuyak gneiss
Supracrustal rocks; R = Ramah, M = Mugford, SF = Snyder Falls Brook, I = Ingrid, ML = Moran Lake
Archean (Nain Province)
Metavolcanic and Metasedimentary belts F = Florence Lake, H = Hunt River
Migmatites and deformed granites
Nain Province boundary
Torngat Orogen
NAIN PROVINCE
New Quebec Orogen
CHURCHILL PROVINCE
SUPERIOR PROVINCE
RAE
MAKKOVIK PROVINCE
GRENVILLE PROVINCE and Labrador Orogen
Labrador
Quebec
0
100
km

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Figure 6.2a:  Main Block Geology

Figure 7-2

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Main Block Geology

N
Anaktalak Bay
Voisey's Bay
Ovoid
1
2
3
4
5
6
6
6
7
7
0
3

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Figure 6.2b:  Main Block Geology Legend

Figure 7-3

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Main Block Geology Legend

NAIN PLUTONIC SUITE

GRANITOID INTRUSIONS

MAKHAVINEKH LAKE GRANITE

7 — MLBgr - granite (undivided)

VOISEY'S BAY GRANITE

7 — VBGgr - granite (undivided)

VOISEY'S BAY INTRUSION (6)

- VBtr - troctolite
- VBolgb - olivine gabbro

MUSHUAU INTRUSION (6)

- Mmtr - melatroctolite
- Mlctr - leucotroctolite

6 ASHLEY INTRUSION

- AStr - troctolite
- ASolgb - olivine gabbro

5 KANGEKLUALUK ANORTHOSITE

- Kan - anorthosite
- Kln - leuconorite
- Kpx - pyroxenite / websterite (border zone)

ANORTHOSITIC MASSIFS

4 IKADLIVIK ANORTHOSITE

- IKan - anorthosite
- [illegible] - leuconorite

Cabot Lake / Ikadlivik

- CLfd - ferro diorite / gabbro

CHURCHILL PROVINCE

3 — Eorgn - enderbitic orthogneiss / tonalithic orthogneiss

2 —

- CGorgn - quartzofeldspathic orthogneiss

Tasiuyak Gneiss

- TGgg - graphitic paragneiss
- TGu - (undivided)

1 NAIN PROVINCE (Archean)

- Norgn - orthogneiss lesser paragneiss
- Nqz - quartzite
- Namphl - amphibolite
- Nmgb - gabbroic gneiss
- Nman - meta-anorthosite

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Figure 6.3:  VBN Examples of Sulfide Types (1 of 2)

Figure 9-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Examples of Sulphide Types

47 mm

(a) Massive Sulphide

82 mm

(b) Massive Sulphide displaying Loop Texture

47 mm

(c) Leopard-Texture Sulphide

82 mm

(d) Breccia Sulphide with Gneiss Fragments

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Figure 6.4:  VBN Examples of Sulfide Types (2 of 2)

Figure 9-2

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Examples of Sulphide Types

47 mm
47 mm
47 mm
47 mm

(a) Breccia Sulphide

(b) Breccia Sulphide

(c) Disseminated Sulphide in variable Tracolite

(d) Disseminated Sulphide in variable Tracolite

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Figure 6.5:  Ovoid Deposit, Vertical Section (West)

Figure 8-1

VOISEY'S BAY NICKEL COMPANY LIMITED

OVOID DEPOSIT
Vertical Section (West Facing)
55835E (14+00E)

OV97R3B
PT20
PT21
VB95053
PD97011
MET9507
OV97R1B
VB95211
VB95006
VB95007
0
100
m
Overburden
Orthogneiss/
Paragneiss
Troctolite
Tr-10% Sulphides
Troctolite
10-25% Sulphides
Basal Breccia Sequence
Tr-10 % Sulphides
Basal Breccia Sequence
10-20 % Sulphides
Leopard Troctolite
25-50% Sulphides
Leopard Troctolite
50-75% Sulphides
Massive Sulphides

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Figure 6.6:  Mini-Ovoid Deposit, Vertical Section (West)

Figure 8-2

VOISEY'S BAY NICKEL COMPANY LIMITED

MINI-OVID DEPOSIT

Vertical Section (West Facing)
55645E (12+00E)

PT10
VB95059
VB95066
0
100
m
Overburden
Orthogneiss/ Paragneiss
Troctolite Tr-10% Sulphides
Troctolite 10-25% Sulphides
Basal Breccia Sequence Tr-10 % Sulphides
Basal Breccia Sequence 10-20 % Sulphides
Leopard Troctolite 25-50% Sulphides
Leopard Troctolite 50-75% Sulphides
Massive Sulphides

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Figure 6.7:  Ovoid & SE Extension Deposit, Vertical Section (North-East)

Figure 8-3
VOISEY'S BAY NICKEL COMPANY LIMITED
VOISEY'S BAY PROJECT
Northeast-Facing Vertical Geological Section
through Ovoid and Southeast Extention
N
Footwall Ridge
Ovoid Chamber
Eastern Deeps Chamber
5000 Elev.
5000 Elev.
Hinge Point
Az. 342°
Az. 315°
Overburden
Variable Troctolite
MineralizedTroctolite
and Basal Breccia
Massive Sulphide
Enderbitic Orthogneiss
0
100
metres

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Figure 6.8:  Block Model of Ni Grade Variation, Plan View 5050Elev.

Figure 9-3

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Plan View - Block Model of Nickel Grade Variation - 5050 Elevation

N
43000 N
55500 E
56000 E
Outline of Reid Brook Intrusion
Pit Outline
0
150
metres
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Plan Projection
Level 5050.00

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Figure 6.9:  Block Model of Ni Grade Variation, Ovoid Section 55835E

Figure 9-4

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Ovoid Section - Block Model and Bar Chart of Nickel Grade Variation - 55835E

5000Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43000 N
43200 N
Histogram Scale =
0 5 10
%Ni
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Section 55885 E

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Figure 6.10:  Block Model of Ni Grade Variation, Mini-Ovoid Section 55645E

Figure 9-5

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT

Mini-Ovoid Section - Block Model and Bar Chart of Nickel Grade Variation - 55645E

5000Elev
43200 N
43400 N
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
Histogram Scale =
0 5 10
%Ni
% Ni
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Section 55645 E

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Figure 6.11:  Block Model of Cu Grade Variation, Plan View 5050Elev.

Figure 9-6

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Plan View - Block Model of Copper Grade Variation - 5050 Elevation

N
43000 N
55500 E
56000 E
Outline of Reid Brook Intrusion
Pit Outline
0
150
metres
% Cu
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Plan Projection
Level 5050.00

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Figure 6.12:  Block Model of Cu Grade Variation, Ovoid Section 55835E

Figure 9-7

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Ovoid Section - Block Model and Bar Chart of Copper Grade Variation - 55835E

5000 Elev
Surface
Outline of Reid Brook Intrusion
Pit Outline
0
100
metres
43000 N
43200 N
Histogram Scale =
0 5 10
%Cu
% Cu
[0.00 , 0.50]
[0.50 , 1.00]
[1.00 , 1.50]
[1.50 , 2.00]
[2.00 , 3.00]
[3.00 , +]
Section 55835 E

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Figure 6.13:  Borehole Location Plan

Figure 11-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Borehole Location Plan

N
(62)43500 N
(62)42500 N
(5)55000E
(5)56000E
Diagonal Section
Figure 4.2-16
Legend
Outline of Reid Brook Intrusion
Pit Outline
Drill Hole Collar Location

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Figure 6.14:  Calibration of SG Formulae

Figure 13-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Calibration of S.G. Formulae

Voisey's Bay - XRF Calibration Samples - Specific Gravity
Calculated Specific Gravity
5.00
4.50
4.00
3.50
3.00
2.50
2.50
3.00
3.50
4.00
4.50
5.00
INCO Measured Specific Gravity

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Figure 6.15:  Drillhole Locations

Figure 16-1

VOISEY'S BAY NICKEL COMPANY LIMITED

VOISEY'S BAY PROJECT
Location of Holes Drilled for Metalurgical Samples

55500
56000
55500
56000
Pit Outline
Disseminated Mineralization Outline
Massive Sulphide Outline

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7.0

RESOURCE & RESERVE ESTIMATION

The information presented in this section originates primarily in Inco's Technical Report dated 31 August, 2003.  Mineral resource estimates originate in Inco's 2003 Annual Report.

7.1

Mineral Resources & Mineral Reserve Estimates (Item 19)

Inco report that the mineral resource and reserve estimates presented in this section have been classified by Inco in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

7.1.1

Mineral Resources

Mineral Resources, as of 31 December 2003, are shown in Table 7.1.1 and are in addition to the Mineral Reserves shown in Table 7.1.4.

Table 7.1.1:  31 Dec 2003 Mineral Resource Estimate, Inco

Classification	Resources (Mt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Measured	0	-	-	-
Indicated	54	1.53	0.70	0.09
Measured & Indicated	54	1.53	0.70	0.09

Inferred	16	1.6	0.8	0.1

Source: Inco 2003 Annual Report, p.10

There is no information available in the public domain which discusses the derivation of these values.  However, a discussion of Inco's calculation of Mineral Resources which provide the basis for the Reserves reported in Section 7.1.2 is provided in Section 5.3.3 and are summarized in Table 5.3.3.  The reader should note that Reserves, shown in Table 7.1.4 are inclusive of the resource statement shown in Table 5.3.3.

Mineral resources are reported to be 70Mt (54Mt Measured & Indicated and 16Mt Inferred).  The government of Newfoundland and Labrador report that currently known resources at Voisey's Bay are approximately 141Mt grading 1.6% Nickel.  While this reported value is not compliant with NI43-101 standards, it does suggest that the Voisey's Bay Project can greatly benefit from additional exploration activities, and clearly justifies Inco's past and future investment plans at this property.

7.1.2

Mineral Reserves

The mineral reserve estimates stated in Table 7.1.4 below represent recovery of 95% of the mineral resource estimates shown in Table 5.3.3 and are the sum of the Life of Mine production schedule stated in Table 7.1.3.

Mine Planning Parameters

The Voisey’s Bay open pit mineral reserves estimates are based on the 2003 Feasibility Study block model of the deposits developed by ITSL while the pit geometry and mine

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plan were designed by Independent Mining Consultants Incorporated (“IMC”). Inco modeled the open pit deposits using a 10m x 10m x 5m high block size. The block model was imported into the IMC computer system, pit-bounding algorithms were run, and a final pit geometry was designed. The pit-bounding algorithm is a modified floating cone.

The economic parameters used for defining the ultimate pit were based on cost and recovery assumptions available in May 2002. For the purpose of ultimate pit definition, no estimated costs and recoveries for the proposed Hydromet plant were used.

Ultimate Pit Design Parameters

The economic parameters used to derive only the ultimate pit design are shown in Table 7.1.2 below, as per the Inco Report, effective August 31, 2003.

Table 7.1.2:  Economic Parameters for Ultimate Pit Definition

Parameter	Value
Ni Price	US $3.20/lb
Cu Price	US $0.90/lb
Co Price	US $7.00lb
Exchange Rate	US $0.66 = CDN $1.00
Mining Cost	$3.34/tonne material
Milling Cost	$13.01/tonne ore
G&A Costs	$13.33/tonne ore
Pit Slopes	As per GAL, 1998
Mill Recoveries and Concentrate Grades	See comments below
Smelting-Refining-Freight	See comments below
Other	See comments below

The following comments should be noted regarding the economic input parameters set forth in Table 7.1.2:

•

General and administrative (“G&A”) costs include on-site and off-site charges, and are generally fixed costs.

•

Pit slope angles recommended by GAL were flattened 4-8° in the floating cone to account for road allowance.

•

Mill recovery equations and concentrate grades used in the May 2002 assumptions were based on previous metallurgical testing.

•

Smelting-Refining-Freight (“SRF”) costs and recoveries include an allowance for penalties for deleterious elements (nickel in the copper concentrate).

•

Other costs include an allowance for the net smelter royalty payment to ARL-LP and an Inco technical/management fee.

Block Net Smelter Return Calculation

The three concentrates to be initially produced from the Voisey’s Bay Project are expected to contain up to three payable metals in each concentrate (nickel, copper and cobalt), and in the case of the copper concentrate, a penalty element (nickel). Due to the different economic contributions from each metal, block net smelter return (“Block NSR”) values were used instead of a single metal cut-off grade for pit definition and production planning.

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The Block NSR calculations assume constant concentrate grades with which to calculate SRF charges.

The steps taken to calculate the Block NSR values in the model were as follows:

•

Calculate metal recoveries to each concentrate from the undiluted block model as per the mill recovery equations. Metal recovery was variable as a function of grade.

•

Calculate Block NSR for each payable metal in each concentrate. The two-nickel concentrates were combined into one composite nickel concentrate for Block NSR calculation purposes.

•

Add Block NSR’s for each payable metal into a total Block NSR value ($/tonne).

•

Identify the ore/waste contact in the model based on a $24.69/tonne cut-off.

•

Re-calculate tonnes and grade of both ore and waste blocks along boundary.

•

Re-calculate metal recoveries to each concentrate from the diluted block model.

•

Re-calculate Block NSR values based on diluted block grades.

In general, Block NSR values were computed on the following basis:

Block NSR ($/tonne) = Block Grade x Mill Recovery x % Payable x (Price – SRF)

Mining Recovery & Mining Dilution

The open pit design and the Block NSR evaluation resulted in the recovery of 100% of the massive sulphide resource and the recovery of 72.4% of the disseminated sulphide resources (from Table 5.3.3). The total resource recovered and planned to be sent to the mill is estimated at 29.0 million tonnes grading 2.99% nickel, 1.76% copper and 0.15% cobalt.

Mining dilution was included to provide an estimate of the amount of waste that would be delivered to the mill because of over-mining at the ore/waste contact. This ore/waste contact for the dilution calculation was defined by a Block NSR cut-off. Block dilution came only from blocks on the same bench. No dilution was considered to have come from the above or below bench. No overburden was considered as dilution material since it was assumed to be completely removed prior to any hard rock mining.

The amount of over-mining assumed was 3m at all ore/waste contacts. This approach is reasonable due to the high value of the ore. The average mining dilution contained in the model is estimated at 1.4 million tonnes at near zero metal grades or approximately 5% of the recovered ore on a tonnage basis.

Pit Optimization

Using the given technical and economic parameters and the Inco block model of the deposit, IMC conducted a pit optimization exercise using its own proprietary floating cone software. All blocks considered as potential ore were classified in either the measured or indicated mineral resource category, applying the CIM Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 2000.

The ultimate pit shell based on 100% of base case metal prices was chosen as the cone on which to base the pit design and production schedule.

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Pit Design & Production Scheduling

The pit design and life-of-mine production schedule were completed by IMC. Inter-ramp slopes used in the pit design were those recommended by GAL. Hard rock slope angles varied from 43-53°; overburden slopes were set at 17°. Benches were faced to either 10m or 20m at the final pit wall.

The haul road was designed with a gradient of 8% and a width of 25m. The 25m width accounts for ditching and safety berms while allowing a running surface sufficient for two-way truck traffic. The haul road is narrowed to 15m for the bottom two benches.

The planned production schedule for the mineral reserve as of December 31, 2003, as set out in Table 7.1.3, is based on four main phases.  Each phase design respects all geotechnical and mine design parameters.

The production rates and head grade targets in the mine plan provide an annual production rate that is consistent with the annual production rates outlined in the Development Agreement.

IMC produced a life-of-mine schedule for ore and waste, as outlined below. A variable cut-off approach was used. The $13.01 Block NSR cut-off used late in the mine life corresponds to the mill breakeven cut-off.

Table 7.1.3:  LoM Production Schedule

Year	Block NSR Cut-off	Ore Tons (kt)	Grade Ni%	Cu%	Co%	Waste Rock (kt)	Ovb. (kt)	Total Tons (kt)
2003-05 (1)							6,200	6,200
2006	20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	15.00	2,131	3.33	1.89	0.165	1441	1,028	4,600
2010	25.00	2,190	3.25	1.78	0.161	1579	831	4,600
2011	25.00	2,190	3.25	1.90	0.160	1619	2,391	6,200
2012	35.00	2,190	3.36	1.98	0.154	1750	2,260	6,200
2013	32.00	2,400	3.08	1.67	0.156	2295	1,505	6,200
2014	13.01	2,625	2.23	1.27	0.119	3029	546	6,200
2015	13.01	2,625	2.23	1.29	0.115	2257	118	5,000
2016	13.01	2,625	2.23	1.27	0.115	1375	-	4,000
2017	13.01	2,554	2.30	1.36	0.119	1446	-	4,000
2018	13.01	2,595	2.25	1.36	0.118	1760	-	4,355
2019	13.01	722	2.34	1.30	0.123	267	-	989
Total/Avg		30,419	2.85	1.68	0.142	19,513	20,812	70,744

(1)  Pre-production activities

In the Independent Audit, AMEC pointed out that the mineral resource model grades are primarily based on drilling at 50m spacing. This results in a “smoothed” grade for the mining blocks. The block grades will most likely be more variable than indicated in the mineral resource model when the planned infill drilling is complete and the variability will most likely be even greater when the blasthole samples are available. The Independent Audit stated that the grades forecast in the production schedule are reasonable; however, there will be a much greater fluctuation in the grade over shorter time periods. AMEC recommended infill drilling at 25m spacing to collect more grade

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information. This information should be used to re-model the mineral resource and, using conditional simulation, establish the short-scale variability of mill-feed grades to predict the daily, weekly and monthly feed grade to the mill to assess the need for blending requirements or any revisions as necessary during the detailed design. As discussed previously in this Report, the authors (Inco) concur with this recommendation.

VBNC is planning in-fill drilling. In order to assess the amount of fluctuation in the feed grade in the earlier stages of the pit development, core samples from a number of the close-spaced metallurgical test holes were assayed and these samples were used to develop simulation models to determine the short-range variability in the block grades and the mill feed grades.

Mineral Reserve Estimates

The mineral reserve estimates are shown in Table 7.1.4. As previously stated, the mineral resource estimates stated in Table 5.3.3 are inclusive of these mineral reserve estimates shown in this table.

Table 7.1.4:  31 Dec 2003 Mineral Reserve Estimate, Inco

Zone	Classification	Reserves (kt)	Ni Grade (%)	Cu Grade (%)	Co Grade (%)
Ovoid & Mini-Ovoid	Proven	28,100	3.02	1.77	0.151
Southeast Extension	Probable	2,300	0.77	0.55	0.037
Total		30,400	2.85	1.68	0.142

Source: Inco 2003 Annual Report

Mineral Reserve Sensitivity to Metal Prices

As set forth in Table 7.1.5 below, a number of additional floating cones were run in February 2003 to check the sensitivity of the pit design to metal prices. The base case metal prices of US$3.00/lb nickel, US$0.90/lb copper, and US$7.00/lb cobalt were varied by ±10% and ±20% in the Block NSR calculations.

Table 7.1.5:  Floating Cone Variance as a Function of Combined Metal Price

Combined Metal Price	"Ore" Rock Type (Mt)	Waste (Mt)	Strip Ratio (wst:ore)	"Ore" Tonnage Variance from Base
-20%	27.0	31.6	1.17	-12%
-10%	27.7	33.5	1.21	-10%
Base	30.8	39.1	1.27	-
+10%	31.6	40.8	1.29	+2%
+20%	32.3	42.7	1.32	+5%

Mineral Reserve Validation

Ongoing engineering during the 2003 Feasibility Study identified areas requiring revisions to the economic parameters used in the May 2002 floating cones. Updates were made in February 2003 to all on-site operating costs, off-site operating expenses, metallurgical recoveries, and concentrate grade estimates. In general, most on-site and

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off-site operating costs increased over the May 2002 assumptions, while concentrate grades and unit shipping costs improved.

Overall, the impact of these parameters could reduce the volume of the lower-grade disseminated reserve recovered, particularly in the Southeast Extension deposit which is particularly sensitive to changes in metal prices and operating costs. The massive sulphide reserve would remain the same and there would only be a minor reduction in the overall metal recovered. Based on this result, Inco decided that no revision to the mineral reserve estimate or production plan was required at this time.

Inco have no knowledge of any environmental, permitting, legal, ownership, taxation, political or other relevant issue that would materially affect the mineral resource and mineral reserve estimates for the Voisey’s Bay Project and there are no recommendations for additional work to be carried out prior to proceeding with the Voisey’s Bay Project.

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8.0

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES (ITEM 25)

The information presented in this section originates from Inco's Technical Report dated 31 August, 2003 as well as information obtained in the public domain.

8.1

Phase One Mining

The Ovoid deposit is planned to be mined utilizing conventional open pit methods. VBNC intends to drill on 5m benches, with final walls being double (or quadruple) benched. Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill. Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating (“PAG”) will be hauled to Headwater Pond for underwater deposition. Currently, a low-grade ore stockpile is not planned.

Table 8.1.1 identifies the planned equipment fleet for the mine. Adequate auxiliary equipment is identified to support the mining activities. Additional equipment has been identified for site road maintenance and supply/concentrate movement.

Table 8.1.1:  Equipment Fleet for the Mine

Typical Unit	Units at Start-Up (2006)	Units at Peak (2012)
Rotary Drill	1	2
Cap Rock Drill	1	1
Wheel Loader	2	3
Haul Truck	4	9
Track Dozer	2	3
Wheel Dozer	1	1
Road Grader	1	1
Backhoe	1	1
Water/Gravel Truck	1	1
Total Units	14	22

Annual ore production is scheduled to ramp up from 1.6 million tonnes in 2006 to the peak rate of 2.6 million tonnes by 2014. Annual waste production is expected to start at 3 million tonnes in 2006 and reach a high of 6.2 million tonnes before declining late in the mine life. Overall strip ratio for the mine is 1.3:1 waste to ore. The waste total includes 6.2 million tonnes of overburden scheduled to be removed during the pre-production period.

GAL conducted stability assessments for the pit waste dump designs and the recommended slope angles have been followed in the mine plan. Dump capacities exceed requirements based on the current mine plan. Waste dumps are generally located more than 80m from the planned ultimate pit, and more than 100m from any significant waterbody.

The mine dewatering pumps appear sized to adequately handle the forecast inflows into the open pit. The primary source of water into the pit will be from surface runoff; little

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water is expected from groundwater inflow. GAL investigated the possibility of a hydraulic connection between Camp Pond and the open pit and found no evidence of enhanced permeability through the overburden or along the overburden/bedrock contact that could lead to significant inflows of water from Camp Pond into the open pit. All pit water is expected to be pumped to the mine water surge pond.

8.1.1

Phase One Mine Life

Phase One of the Voisey’s Bay Project supports a 14-year mine life commencing in 2005 and ending in 2018. The production mine schedule supports a 6,000t/d operation, with an expansion to 7,200t/d in year 10, inclusive of the removal of material as outlined in the mineral reserve estimates stated in Table 7.1.4. To support future development and production, a surface exploration program will commence in 2003 that will involve drilling, geological interpretation, metallurgical testing, mineralogical investigation and economic assessment of the underground mineral resources. Positive economic results will lead to the formulation and start of an underground exploration program to further define the underground resources for development.

8.2

Processing & Concentrate Handling

8.2.1

Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate. It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the project port and beyond. The concentrator plant is planned to commence operations at a feed rate of 6,000t/d and is planned to be upgraded to 7,200t/d in the second half of the Ovoid mine life as the ore grade decreases.

8.2.2

Concentrate Handling

The VBNC Concentrate Working Group (“CWG”) was formed in 2002 to evaluate concentrate dewatering, storage, handling and transportation options for the Voisey’s Bay Project. The CWG included Inco representatives from VBNC, ITSL, Inco’s Sudbury and Thompson operations and expert consultants. The CWG concluded that damp filter cake is the preferred methodology for concentrate dewatering, storage and transport. The design of the concentrate handling and storage facilities incorporates the recommendations of the CWG. These facilities are planned to incorporate design features to minimize risks associated with concentrate oxidation, alteration and material handling difficulties.

8.3

Markets

The Voisey’s Bay Project is expected to produce different products during each phase of operation. During Phase One, two nickel concentrates which will also contain cobalt, and a copper concentrate are expected to be produced.  During Phase Two, copper and nickel concentrates will continue to be produced and nickel cathode will also be produced, either directly from Voisey’s Bay concentrate using a Hydromet process designed by

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Inco, or from matte, sourced from Inco’s existing operations or other smelters, using a conventional nickel refinery. In either case, both the nickel and cobalt metal produced during Phase Two will be of suitable quality for use in a wide range of applications.

8.3.1

Use of the Products

Nickel concentrates produced will be suitable for use by a number of nickel smelters around the world. The nickel concentrate that is to be shipped to Inco’s operations is expected to be processed into either nickel cathode or pellet form which can be used in a wide range of applications or as a nickel oxide sinter product that can be used as a product for the stainless steel industry either directly or through one or more of Inco’s joint ventures in South Korea and Taiwan that currently produce utility nickel.

The nickel cathode that is expected to be produced during Phase Two of the Voisey’s Bay Project is considered a Class I nickel product suitable for use in a wide range of applications and, given the location of the processing facility in Argentia, could be easily sold by Inco’s marketing network to customers in Canada, the United States, Europe, and Asia.

The copper concentrate market is well developed with a large number of custom smelters located around the world who use the copper concentrate as feed. Given the location of the Voisey’s Bay Project, the copper concentrate could be shipped to smelters in Canada, the United States, Europe or Asia.

8.3.2

Supply and Demand for the Products

Nickel

Historically, nickel demand has grown on average 4% per annum with 65% of consumption used in stainless steel production and 35% used for batteries, plating, and alloys. Since 1950, stainless steel production has shown a steady growth pattern, with a compound annual growth rate of approximately 6% per annum.  World Stainless Steel consumption grew from 9.8Mt in 1990 to 16.7Mt in 2002.  Stainless steel growth rate from 1990 to 2002 is shown in Table 8.3.1.

Table 8.3.1:  Stainless Steel Consumption Growth Rate, 1990-2002

Sector	1990-2002 Growth Rate
China	26.7%
Europe	4.5%
Americas	4.0%
Other	2.3%
Japan	-0.6%
Source: Inco Presentation

Overall, nickel demand is expected to continue at least at long-term trend growth rates of 4 per cent and global stainless steel demand is expected to continue at least at long-term trend growth rates of 5% to 6% supported by strong growth in Asia and China.

Demand for nickel concentrates is also expected to continue to be strong, based on the anticipated growth in nickel demand, and the declining supply of intermediate products

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from existing nickel sulphide producers, as a higher proportion of overall nickel supply is produced by laterite producers who do not produce a nickel concentrate intermediate.

Table 8.3.2 summarizes certain world primary nickel market and London Metal Exchange (“LME”) statistics for the years indicated (in tonnes):

Table 8.3.2:  LME Statistics Related the World Primary Nickel Market

Year	World Nickel Demand	Primary World Nickel Supply	Western World(2) Primary Producers and Year-End LME Inventories	Average LME Inventories	Annual Cash Nickel Prices (US$/tonne)
1999	1,048,000	1,027,000	120,000	46,962	6,015
2000	1,109,000	1,105,000	90,000	9,678	8,642
2001	1,085,000	1,145,000	106,000	19,188	5,948
2002	1,168,000	1,171,000	100,000	21,972	6,775
2003	1,251,000(1)	1,192,000(1)	104,000(1)	24,072	9,633

(1) Preliminary estimates.

(2) Excludes Russia, other members of the former Commonwealth of Independent States, China, Cuba and Eastern Europe.

Stainless steel accounts for two-thirds of the primary nickel consumption worldwide.  Demand for stainless steel in China has been particularly robust since 2000 and is now on a par with that of Japan.  Canaccord Capital Corporation (2003) reported that Chinese demand has been growing at a compounded rate of 25% since 1992.  Since 1950, stainless steel production in the Western World has been growing at an average rate of 6.0% per year.

During 2004, nickel prices were at their highest level since 1989.  For the week ending December 3, 2004, the LME cash price for 99.8% pure nickel averaged US$13,895 per metric ton (US$6.30 per pound).  Twelve months earlier, the cash price was US$12,578 per ton (US$5.71 per pound).

With respect to future trends, in October 2004, Haywood Securities Inc. compiled a summary of nickel price projections which they obtained from publications of various investment banks (Table 8.3.3).

Table 8.3.3:  Nickel Price Projections

		Estimates (U.S.$/lb.Ni)
Investment Bank	(Date of Estimate)	2004	2005	2006
CIBC World Markets	(February 23, 2004)	$6.50	$5.80	-
Morgan Stanley N.A.	(March 10, 2004)	$7.00	$7.50	$7.00
CSFB	(June 21, 2004)	$6.29	$6.13	$6.00
Deutsche Bank	(May 14, 2004)	$6.18	$5.30	$4.17
Morgan Stanley Europe	(June 1, 2004)	$6.00	$7.00	$6.00
UBS	(June 1, 2004)	$ 5.89	$5.00	-
JP Morgan Europe	(June 14, 2004)	$ 5.97	$6.00	$5.19
Average		$6.26	$6.10	$5.67

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Copper

Demand for copper concentrate is primarily driven by the overall demand for copper. Copper is widely used in a variety of construction and industrial applications primarily in the form of wire and cable, because of its ability to conduct electricity, and in tubing for use in plumbing, heating systems and air conditioners. Inco expects that overall copper demand will continue to grow at 3% to 4% rates per annum consistent with the overall level of global industrial activity and that sufficient processing capacity will continue to be available to process the level of copper concentrate production expected in the future.

Cobalt

Inco expects that cobalt demand will continue to grow at levels similar to those experienced during the last decade at a rate of 4.4% per annum.

The largest demand sector for cobalt, superalloys, is very sensitive to the capital expenditure cycle since the major markets for superalloys are aircraft engines/turbines and land-based turbines. While global expenditure growth has not been significant over the past year, vehicle, aircraft and energy generation are end-use markets for cobalt that are expected to have a bright future.

Other demand sectors for cobalt include salts, catalysts and lithium batteries for use in portable devices, such as cellular phones, computers and pagers, which have been increasing at double -digit rates.

8.4

Contracts

In preparation for construction of the mine and concentrator facilities, certain construction contracts have been awarded or are currently in the tendering stage. These include civil works, concrete, dock construction, concentrator building steel and siding erection, along with the necessary field support and service agreements. An engineering, procurement and construction management services (“EPCM”) contract was entered into between VBNC, Inco, and SNC Lavalin’s wholly-owned subsidiary, BAE-Newplan Group Limited, effective June 16, 2003 (“SNC-BAE”). The terms of the EPCM contract are within market parameters and in accordance with the estimates in the 2003 Feasibility Study.

The estimates for the ocean shipping and marine terminal for the transportation of the nickel concentrates in the 2003 Feasibility Study were determined from industry quotations and a shipping contract is currently in the tendering stage.

Preliminary discussions for the sale of copper concentrate will take place in late 2003 into early 2004 with a number of copper smelters that have expressed interest in receiving copper concentrate from VBNC.

8.5

Environmental Considerations

8.5.1

Acid Rock Drainage

Geological and geochemical investigation of the Voisey’s Bay deposits has shown that the ore body and adjacent rock formations contain enough sulphur mineralization that, when exposed to oxygen and water, generate acid rock drainage (“ARD”) over time. In

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addition, correlation has also been established between rock types of the Voisey’s Bay region and their sulphur mineralization potential. During development of the mine, mill and port facilities, large quantities of rock within the area of the Voisey’s Bay Project must be excavated for construction. Designated quarry locations and areas to be excavated for site infrastructure may encroach on geological zones and rock types that contain sulphide mineralization. Therefore, these areas will be screened for ARD potential.

To address any environmental issues associated with ARD, VBNC has adopted a site policy whereby all rock is assumed to be sulphide-bearing and potentially acid generating until clearly demonstrated otherwise through sound geoscientific investigation. This policy for protection against ARD during construction originated from an investigative report by the Province’s Innova Quest Inc. of St. John’s. This report provided the results of acid base accounting tests on samples from boreholes drilled in the period 1997 to 1999 at the port, mill and quarry sites. The purpose of this testing was to determine if the samples taken from these areas meet requirements of VBNC’s Environmental Protection Plan. Due to the very low neutralization potential of rock types in the Voisey’s Bay area, VBNC has adopted conservative criteria for differentiating between potentially acid generating and non-acid generating rock. Rock that exceeds 0.2% total sulphur is assumed acid generating.

The on-going ARD investigations will be a two-staged program consisting of initial prescreening of potential and probable quarry areas followed by ongoing monitoring of excavation activities. The implementation of the sampling and analysis program will be carried out by SNC-BAE under the oversight and review of VBNC. SNC-BAE will complete validation and compilation of data and documentation of results. Such cooperative measures are intended to ensure that the procedures to be implemented concerning ARD are applied to meet the objectives of VBNC’s Environmental Protection Plan.

Any ARD material found during construction activities will be stored in a temporary containment area until it can be placed underwater in the Headwater pond tailings impoundment area.

8.5.2

Reclamation

As previously stated in sections 3.6 and 3.7 of this Report, VBNC is required under the Mining Act to submit a rehabilitation and closure plan and to provide financial assurance for rehabilitation in a manner satisfactory to the Provincial Minister of Mines and Energy prior to the start of mining operations. The rehabilitation and closure plan, or reclamation plan, will be developed in conjunction with representatives of the LIA and Innu Nation. VBNC expects this consultative process to be completed by the end of 2003 and currently anticipates receiving approval of the plan as developed and required from the Department of Mines and Energy by the end of 2004.

The current estimated cost of rehabilitation and closure is $57 million. VBNC is committed to progressive reclamation during the exploration, construction, and operation phases of the Voisey’s Bay Project. The basic elements of the proposed reclamation plan include the restoration, to an acceptable state, of the biological, chemical and physical

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quality of the environmental resources affected by the operation and development of the mine.

8.6

Taxes

IRC will be subject to a 20% Labrador royalty tax which is applied to gross royalty revenue.

IRC is also subject to provincial and federal corporate income taxes as they apply.

8.7

Capital Cost Estimate

The capital cost estimate for Phase One of the Voisey’s Bay Project as well as some aspects of Phases Two and Three including the planned Hydromet commercial plant and underground exploration program as per the Development Agreement (see Section 3.5) is summarized by major area/facilities in Table 8.7.1. The estimate is based upon the 2003 Feasibility Study which used a zero-based approach to within +15/-5% and includes an estimate for:

•

the mine and 6,000 tonne per day concentrator and related facilities (“Mine/Concentrator”) as part of Phase I of the Voisey’s Bay Project,

•

the research and development program covering Hydromet processing technologies (“Hydromet R&D Program”) for the treatment of the Voisey’s Bay nickel and cobalt-containing concentrates to be produced into finished nickel and cobalt products, including the Hydromet demonstration plant to be constructed in the Province at Argentina, and

•

the planned Hydromet commercial plant as part of Phase II of the Voisey’s Bay Project given the terms of the Development Agreement.

This estimate also includes certain sustaining capital expenditures.  The only Voisey’s bay project that is addressed in detail in the Inco Report is Phase One.  Inco estimates that approximately CAD$900 million is to be spent for Phase One.

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Table 8.7.1:  Capital Cost Estimate, Voisey's Bay Project

Item/Description	Capital Cost (CDN$000)
Phase One Mine & Concentrator
Open Pit	$38,000
Waste Rock Storage	$4,000
Crushing & Ore Storage	$19,000
Concentrator	$112,000
Tailings	$15,000
Port	478,000
Accommodation Complex	$21,000
Site Services	$160,000
Other Direct Costs	$3,000
Sub-Total Directs	$450,000
Indirect costs Including Engineering & Other Services	$217,000
Contingency	$77,000
Owner's Costs	$131,000
Other Costs	$34,000
Phase One Subtotal Mine & Concentrator	$909,000

Mine Expansion & Underground Exploration Program
Mill Expansion	$22,000
Underground Exploration Program	$95,000
Subtotal	$117,000

Hydromet R&D Program & Commercial Facilities
Hydromet R&D Program	$121,000
Hydromet Commercial Plant - Direct Costs	$546,000
Hydromet Commercial Plant - Indirect Costs	$354,000
Hydromet Demo & Commercial Plant - Owner's Costs	$155,000
Subtotal	$1,176,000

Sustaining Capital
Initial capex - Sustaining Capital	$27,000
Hydromet Commercial Plant -	$101,000
Subtotal	$128,000

TOTAL ESTIMATED CAPITAL COSTS	$2,330,000

8.8

Operating Costs Estimate

The following information provides a summary of the operating costs estimate for Phase One of the Voisey’s Bay Project. The principal estimated operating costs for the Voisey’s Bay Project are expected to be labor, supplies, power/energy, equipment and outsourced services. The following represent the estimated operating costs per pound of nickel (before and after byproduct credits); these estimated operating costs include all such costs to be incurred by VBNC for the Voisey’s Bay Project.

Operating Costs Net of By-Product Credits US$0.93/LB-Ni

Operating Costs Excluding By-Product Credits US$1.65/lb-Ni

February, 2005

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Table 8.8.1 sets forth a breakdown of estimated on-site operating costs, expressed in Canadian dollars per tonne of ore mined, covering only onsite costs, as stated in the Inco Report.

Table 8.8.1:  Operating Cost Estimate, Voisey's Bay Project

Item/Description	Operating Cost (CDN$/t-Ore)
Mining	$8.68
Concentrator	$12.60
VBNC G&A	$17.33
Owner's Costs	$2.14
Freight to Supply Site	$4.57
TOTAL	$45.32

Once the Hydromet commercial plant is operational, the processing costs to be incurred by VBNC over the period of operation of that facility are estimated to be CDN$33.06/t ore processed.

8.9

IRC Royalty Economics

There are three types of royalties which are common in the mining industry:

•

NSR - A Net Smelter Returns royalty is based on gross proceeds paid by the smelter/refinery to the producing company.  An NSR is calculated on a mine's gross revenues from sales less smelting, refining, insurance and transportation costs, but is free of capital and operating costs (including environmental costs).

•

NPI - A Net Profit Interests royalty is based upon the mine's profit after allowing for costs related to production.  The expenditures that the operator can deduct from gross revenues are typically agreed upon in the royalty contract.  Payments typically commence after initial capital costs have been recovered.  Also, the royalty holder is not typically responsible for providing capital or for providing for operational losses or environmental liabilities.

•

WI - A Working Interest royalty is similar to an NPI, however the royalty owner holds an ownership position.  The terms of the WI are agreed upon in the royalty contract.  Unlike an NPI however, the WI royalty holder is liable for his share of capital, operating and environmental liabilities.

IRC, based upon an acquisition cost of US$135million, will receive revenues from the Voisey's Bay Mine based upon a NSR.  IRC's royalty is calculated as 2.7% NSR of production.

IRC developed a 13-year projection financial model to estimate its royalty income at a CAD$:US$ exchange rate of 0.75:1.  The model, shown in Exhibit 8.1, is based upon ore reserves and technical-economic and financial parameters available in the public domain and to IRC from its financial and legal advisors.  Gustavson has reviewed this analysis and conclude that the assumptions and method of calculation is sound and can be reasonably relied upon in projecting royalty revenues.

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IRC’s market price assumptions used in the analysis are shown in Table 8.9.1.  These parameters reflect current market trends and apply to the reserve and production rates discussed in this report.

Table 8.9.1:  Assumptions Used for Royalty Calculation

Parameter	Metal Price
Market Price
Nickel (2006 & 2007)	US$5.00/lb
Nickel (2008 - 2018)	US$4.00/lb
Copper	US$1.00/lb
Cobalt	US$15.00/lb

IRC royalty revenues, including the effect of changes in nickel price and exchange rate, for 2006 and 2007 have been estimated and the results are shown in Table 8.9.2.  Table 8.9.3 displays the sensitivity of the revenues to changes in the Smelting, Refining and Transportation Costs and Table 8.9.4 shows the sensitivity of the Revenues to changes in the Annual Production Throughput.  Tables 8.9.3 and 8.9.4 assume a Base Case of US$5.00 Ni price and a CAD$:US$ exchange rate of 0.82:1 (approximating current exchange conditions).

According to the Inco Report, the Voisey’s Bay Mine project is expected to produce an average of about 110 million pounds of nickel, 85 million pounds of copper and 5 million pounds of cobalt per year.

The Voisey’s Bay Royalty is expected to begin paying during the first quarter of 2006.  During the first 13 years of operations, the Voisey’s Bay property is expected to make payments on the Voisey’s Bay Royalty ranging from CAD$17.53 to CAD$26.75 million per year, averaging CAD$20.50 million per year on a pre-tax basis.

The values shown in the tables are net of the 20% Labrador withholding tax but are pre- provincial and federal tax.

Table 8.9.2:  IRC Projected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

	2006 Ni Price (US$/Lb)					2007 Ni Price (US$/Lb)
Exchange Rate (US/CAD)	$3.00	$4.00	$5.00	$6.00	$7.00	$3.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)					Revenues (CAD$ millions)
0.75	10.23	13.19	16.14	19.10	22.05	13.55	17.47	21.40	25.32	29.24
0.80	9.59	12.36	15.13	17.90	20.67	12.70	16.38	20.06	23.74	27.42
0.85	9.03	11.64	14.24	16.85	19.45	11.95	15.42	18.88	22.34	25.80
0.90	8.52	10.99	13.45	15.91	18.37	11.29	14.56	17.83	21.10	24.37

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Table 8.9.3:  Royalty Revenue Sensitivity to Changes in Smelting, Refining & Transportation Costs

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)
Sensitivity	2006	2007
-20%	15.28	20.25
-15%	15.15	20.08
-10%	15.02	19.91
-5%	14.89	19.74
0% Base	14.76	19.57
+5%	14.63	19.40
+10%	14.51	19.23
+15%	14.38	19.06
+20%	14.25	18.89

Table 8.9.4:  Royalty Revenue Sensitivity to Changes in Annual Production Throughput

(Base Case assumes $5.00/Lb Ni, 0.82 CAD$:US$ exchange rate)

	Revenues (CAD$ millions)
Sensitivity	2006	2007
-20%	11.88	15.74
-15%	12.60	16.70
-10%	13.32	17.66
-5%	14.04	18.61
0% Base	14.76	19.57
+5%	15.48	20.53
+10%	16.21	21.48
+15%	16.93	22.44
+20%	17.65	23.40

February, 2005

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

Exhibit 8.1:  Voisey's Bay Project Cash Flow

February, 2005

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International Royalty Corporation

Voisey's Bay Project, Labrador Canada

Technical Report on Royalty

9.0

OTHER RELEVANT DATA & INFORMATION (ITEM 20)

The discussion presented in this section was obtained from the public domain, where most of the detailed information is focused on Phase One development.  However, the economic analysis presented in Section 8.9 extends throughout the entire project life.

The Voisey’s Bay Project is a development property which Inco plans to develop in three phases as summarized in Table 9.1.1.  Phase One Plant construction and pre-production stripping are scheduled to begin in 2003, with initial production scheduled in the fourth quarter of 2005.

Table 9.1.1:  Voisey's Bay Project Overview

Phase	Period	Description	Est. Capital (CAD$million)
Phase One	2002-4Q 2005	Initial Start-Up Infrastructure (2002-03) R&D, Concentrate Handling (2002-06) Mine & Concentrator (2003-2005)	$776
Phase Two	2007-2011	Hydromet Process Feasibility Study (2007) Design & Construct Plant (2008-2011)	$530
Phase Three	2018 +	Underground Mine Expansion Develop Underground Mine Expand Concentrator	$545

As of September, 2004, VBNC announced that the project schedule for the development of the project will likely be advanced by six months, meaning that commissioning of facilities in Labrador and Argentia could begin as early as August 2005, running at a full production rate by Spring 2006.  The Project is on budget in Canadian dollar terms.  However, due to the devaluation of the US dollar Phase One costs are now estimated to be US$888million compared with the original US$776million target.  The Phase One investment can support a 14 year mine life.

Mineral resources are reported to be 70Mt (54Mt Measured & Indicated and 16Mt Inferred).  The government of Newfoundland and Labrador report that currently known resources at Voisey's Bay are approximately 141Mt grading 1.6% Nickel.  While this reported value is not compliant with NI43-101 standards, it does suggest that the Voisey's Bay Project can greatly benefit from additional exploration activities, and clearly justifies Inco's past and future investment plans at this property.

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10.0

INTERPRETATION & CONCLUSIONS (ITEM 21)

Inco report that the geological interpretation used for the determination of the mineral resource estimates for the Ovoid, Mini-Ovoid and Southeast Extension deposits included in the proposed open pit was based on extensive drilling and well defined mineral domains. The assay data was verified and the data base was audited by ITSL. The resource modeling process was carried out using industry best practices. The mineral resource models and mineral resource estimates were independently audited by AMEC, whose Independent Audit confirmed that the mineral resource model and mineral resource estimates were acceptable to support mine planning and the declaration of mineral reserves. In the Independent Audit, AMEC recommended the drilling of additional holes for future pit optimization studies and minor changes in the modeling technique for future modeling. Accordingly, in the fall of 2002 VBNC drilled 23 additional boreholes. These boreholes were used to update the mineral resource model. A preliminary estimate of the mineral resource incorporating the new drilling information demonstrated that there was no material change in the tonnage and grade estimates of the mineral resource estimate used for the 2003 Feasibility Study.  In particular, there was no material change in the estimate of the massive sulphide resource.

Inco report that extensive metallurgical testing and associated studies were carried out and the results were incorporated into the concentrator plant design and the calculations were used to determine the metal recoveries in the mining evaluations. The capital and operating costs are based on the Feasibility Study. The pit slopes were determined based on geotechnical drilling and assessments by GAL. IMC designed the open pit using a floating cone algorithm and prepared the mine production schedule. AMEC confirmed the design using a Lerchs-Grossman algorithm. Mining dilution and recovery factors were included. The mineral reserve estimate is reported for the material scheduled to the mill in the production schedule. The economic analysis and cash flow for the Voisey's Bay Project forecast is positive, demonstrating that the mineral reserves are economic.

Gustavson reviewed the IRC royalty model.  Modeling parameters used in the analysis, while obtained from the public domain, appear reasonable given current market conditions.  Gustavson concluded that the model provides a reasonable estimation of royalty revenues.

Neither Inco nor Gustavson are aware of any issues that have not been otherwise disclosed in this Report which would materially affect the current estimate of the mineral reserves for the Voisey’s Bay Project.

The associated accuracy of the work done in support of the mineral resource and mineral reserve estimates meet or exceed the accuracy expected at the bankable feasibility study level and there are no recommendations for additional work to be carried out prior to proceeding with the Voisey’s Bay Project. The technical merit of the Voisey’s Bay Project justifies the decision to proceed with Phase One.

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11.0

RECOMMENDATIONS (ITEM 22)

Gustavson makes no further recommendations in regard to the IRC royalty.

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12.0

REFERENCES (ITEM 23)

W.G. Bacon, P. Eng. et. al.  Technical Report, Voisey's Bay Project Located in the Province of Newfoundland & Labrador, Canada, August 31, 2003

Annual Report, Inco Limited, 2002

Form 10K, Annual Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934, Inco Limited, 31 December 2002.

Annual Report, Inco Limited, 2003

Form 10K, Annual Report Pursuant to Section 13 or 15(d) of the Security Exchange Act of 1934, Inco Limited, 31 December 2003.

Voisey's Bay Nickel Company Limited Website (www.vbnc.com); Reserves & Resources, Location Maps, Construction Programs, Operations, Exploration, Environment Health and Safety, Impact & Benefits Agreements, Procurement.

Inco Limited Website (www.inco.com); News Releases, Announcements, Media Kit, Investor Information, Projects and Mines, Exploration, Research & Technology, Environment Health and Safety

Government of Newfoundland & Labrador Website (www.gov.nf.ca/voiseys/project); Important Facts.

Inco Limited, Presentation to Professional Engineers and Geoscientists of Newfoundland and Labrador, March 2004.

International Royalty Corporation, Voisey's Bay Project Profile.  2004

Berg, J.H. et. al.  Anorthositic, Granitoid and Related Rocks of the Nain Plutonic Suite, International Geological Correlation Programme Projects #290 and #315, August 1994.

U.S. Geological Survey, Mineral Commodity Summaries, January 2005

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Appendix A

CERTIFICATES OF QUALIFIED PERSONS

CERTIFICATE AND CONSENT

To Accompany the Independent Technical Report on the

Voisey’s Bay Project Royalty, Labrador, Canada

I, William J. Crowl, residing at 8036 S Ammons Street, Littleton, Colorado 80128-5539, USA, do hereby certify that:

1)

I am a Vice President with the firm of Gustavson Associates, LLC (“Gustavson”) with an office at Suite D, 5757 Central Ave, Boulder, Colorado 80301, USA.

2)

I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and an MSc. in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973;

3)

I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy.

4)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Voisey’s Bay Royalty of International Royalty Corporation.

5)

I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6)

I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7)

I have had no prior involvement with the Voisey’s Bay Project, or International Royalty Corporation.

8)

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)

Gustavson was retained by International Royalty Corporation to prepare an Independent Technical Report concerning the Voisey’s Bay Project Royalty.  I have not visited the subject properties.  This Technical Report is largely based on information in the public domain, much of it provided by Inco.

10)

I was the author of the report.

11)

I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

"SEAL"

     "William J. Crowl"

Boulder, Colorado, USA

William J. Crowl

October 28, 2004

Vice President, Mining